

P.E.
4/30/03

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of April 2003

Commission File No. 333-02130

CORDIANT COMMUNICATIONS GROUP PLC
(Translation of registrant's name into English)

1-5 Midford Place
London W1T 5BH
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X_ Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No__X_

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): ________.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

EXPLANATORY NOTE

Attached as Exhibit 1 to this Form 6-K are the 2002 Annual Report and Accounts of Cordiant Communications Group plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORDIANT COMMUNICATIONS GROUP PLC

By: ______________________
Name: Andrew Boland
Title: Finance Director

Date: July 15, 2003

NEWYORK [illegible]

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
1.	Annual Report and Accounts 2002.

Cordiant Communications Group plc

Annual report and accounts 2002

CORDIANT

Cordiant, a global marketing communications group, has the breadth of services coupled with international reach and local expertise to provide clients with a truly global competitive advantage.

Financial results

> Revenues down 11.9% to £532.7 million (2001: £605.0 million)

> Operating expenses* cut by 12.8% to £495.7 million (2001: £568.5 million)

> Total operating expenses, after goodwill amortisation of £28.9 million, exceptional goodwill impairment of £171.1 million and other exceptional operating expenses of £45.6 million, of £741.3 million (2001: £865.0 million)

> Operating profit* up 1.4% to £37.0 million (2001: £36.5 million)

> Operating margin* increased to 6.9% from 6.0% in 2001

> Reported operating loss of £208.6 million (2001: £260.0 million loss)

> Reported pre-tax loss of £228.2 million (2001: £270.8 million loss)

> Adjusted headline earnings per share* stable at 3.6p (2001: 3.6p)

> Reported loss per share 57.6p (2001: 71.3p loss)

*Shown before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses.



Chairman's statement

This Statement is written just a few weeks after my appointment – on 1 March – as Chairman of your Company. Much of its focus will, therefore, be forward looking. In particular, I want to describe the initiatives that the new senior executive team have been taking to seek a secure future for the Group's operations, staff and clients. A commentary on the 2002 results is provided in the Operating and Financial Review on page 10, and the Chief Executive's Statement on page 4 deals with key developments in the business during the past year.

The challenges facing the Company

The challenges now facing Cordiant extend well beyond that of coping with the impact of a sharp cyclical and global downturn in the marketing communications industry, which began in late 2000, and from which we now expect little relief until 2004. The Company is also suffering the burden of too much debt as a result of a series of acquisitions made, like many of our competitors, during the buoyant conditions of the late 1990s. Many of these acquisitions have performed well below expectation and this has necessitated goodwill write-offs of almost £400 million over the past two financial years. As a result of this underperformance the Company is unable to operate within its existing debt covenants during the coming year and is required to negotiate waivers from its lenders.

Encouragingly, however, the performance of the core business has been pretty resilient, particularly – 141 Worldwide – our below-the-line marketing services company. However, results have been impacted negatively by a diversion of management focus and in particular the loss in mid 2002 of two important North American clients. Just before this statement was finalised we learnt of the pending loss of one of our largest clients, Allied Domecq, who will not renew their contract which expires in October 2003.

Serving our clients

Importantly, our clients continue to speak very highly of the quality of the service and the work provided by the people at Cordiant with whom they are dealing. They have, however, expressed concerns about the Company's financial stability. It must, therefore, be our very highest priority to address this issue urgently and decisively in order to restore their confidence.

Our near term priorities

Your Board has prioritised three key initiatives to ensure that client confidence in the quality of the agency's work is reinforced by a strong belief in our ability to be a partner for the long-term.

The first priority – which was completed successfully by the new senior executive team under David Hearn's leadership in late 2002 – has been to reconfigure the core marketing and communications activities as a single integrated business. This restructuring has also reduced the cost base significantly, yielding savings that would have fully compensated for our lower revenue expectations for 2003. The pending loss of Allied Domecq means this outcome is no longer achievable and the impact can only be mitigated in part by further cost reductions that will be implemented later in the year.

The second priority, which commenced in February 2003, is to dispose of non-core businesses in order to reduce debt. The businesses being considered for disposal by the Group, assuming satisfactory terms can be agreed upon, are a majority stake in our Australian operations the financial communications business, FD International and our majority stake in the German media group, Scholz & Friends. The Group also intends to exercise its option to sell its 25% stake in Zenith Optimedia in January 2004.

Finally, in order to ensure that Cordiant's financial issues are addressed after the recent significant setback of a further major client loss, your Board is actively investigating alternative strategic options for the Group in addition to the non-core asset disposal programme. Throughout these developments, we have continued to work closely with our lenders and are encouraged by both their support and the constructive discussions that continue concerning the short-term and long-term funding of the Group.

Board changes

There have been a significant number of Board changes in the past 12 months, reflecting the recruitment of a new senior executive team. Art D'Angelo, Ian Smith, Jean de Yturbe and Bill Whitehead have resigned as Executive Directors and the Chief Executive – Michael Bungey – retired from the Company on 31 March 2003. Jean remains on the Board and Andrew Boland joined the Board on 1 January 2003 replacing Art as Group Finance Director. David Hearn, who joined the Board in April 2002, was appointed Group Chief Executive on 1 January 2003. To all the Directors who have left the Board and in particular to Michael Bungey and to Charles Scott – who resigned as Chairman on 28 February 2003 – the Board extends its appreciation for their commitment to the Company.

Cordiant people

The past year has been a particularly challenging one for the people working at Cordiant, who have had to cope with extremely difficult market conditions and a major restructuring. They have responded admirably to these challenges and we hope that the steps now being taken will repay fully their strong support for the Company.

Outlook

The Board is determined to implement successfully each of the three initiatives described in this Statement in order to ensure the best outcome for all the stakeholders in the business. Whilst we expect no revenue growth in this financial year, the cost structure is now better aligned to these difficult market conditions. It is already evident in the Group's operating result for the first quarter of the current year that the benefits of 2003's restructuring efforts are flowing through.

N J Stapleton
Chairman
30 April 2003



Chief Executive's statement

The last year has seen significant changes for the industry and for Cordiant. Following a period of significant expansion for the industry in the 90s, which was characterised by acquisition-led consolidation by all the large global players, the industry has faced an unprecedented second year of contraction. This change in the industry dynamics has resulted in a corresponding change in emphasis for all the players – a change from acquiring new assets to operating those assets more effectively and efficiently.

Your Company has responded vigorously to those challenges – cutting costs and aggressively moving to run its portfolio of businesses in a more integrated and effective manner. The result of this intense operational focus has been to maintain operating profitability despite falling revenues, thus increasing margins at a time when the industry margins in general have been falling. However, there is still much left to be achieved and, following recent client losses including Allied Domecq, further action will be required in 2003 to align our cost structure to a reduced revenue base.

During 2002, we have focused on implementing four key cornerstones. Whilst each of these is important in its own right, the real benefit will come from combining and weaving them into the day-to-day fabric of the company. Briefly these cornerstones are:

Creating a distinctive proposition for our clients
In the exceptionally competitive world of marketing services it is essential that we have a distinctive and appealing proposition to our current and prospective clients. During the last twelve months we have focused the business around a single driving principle – an obsession with delivering superior results for our clients from better integrated and better executed communication ideas. We call it "Return on Imagination." In this increasingly competitive world, our clients need to know that their marketing partners are as equally obsessed with their results as they are, and that we are working to optimise the value of every communication idea through an integrated approach focused on every aspect of their business.

Creating a more focused, inherently integrated portfolio of companies
For many years every agency has offered the holy grail of superior integration to its clients. Yet with the wide reaching consolidation program of the 1990s, this dream in many cases became even less of a reality.

By focusing the business on our four key company offerings – Bates advertising, 141 marketing services, Healthworld specialty healthcare communications and Fitch:Worldwide branding and design – we have created a truly integrated, media-neutral offer. We have focused the business down to those divisions where there are real synergies and genuine cross-selling opportunities to our clients. By physically co-locating these businesses in one building in many cases under the theme of "one company – four brands", we have made integration tangible to our clients.

Building a leaner, more efficient organisation
Last year saw significant revenue declines for the industry and for our Company. Our strategic response to refocus the Company has also enabled us to implement a radical organisational restructuring. By combining these four companies into a single group we have been able to strip out unnecessary cost on an unprecedented scale to create a leaner and more efficient organisation.

An exhaustive process, conducted during the final quarter, that challenged costs at every level throughout the organisation has led to a further reduction in excess of 10% in our total operating cost on a full year basis. Specifically by removing excessive layers of management, duplicated cost centres, and multiple properties we have saved over £45 million a year in operating costs.

Putting a new, reinvigorated management team in place
There have been significant changes to the top team of the whole Company during 2002. In addition to the Board changes, there have also been changes to the key top team. We have put new managers in place in both the American and European regions and are creating a new senior management team with aligned incentives and a common set of goals and measures to ensure that they collaborate together effectively to make the new organisation deliver to its optimum capacity.

From this top team, the principle of "one business, one profit and loss account" is being embedded in the way all of our staff and operations interact on a daily basis to remove the lines of division that so often limit real collaboration. This new way of working is starting to benefit clients as we create dedicated cross-divisional teams specifically tailored to service individual clients needs.

In February 2003, the Board initiated a disposal programme of non-core assets to reduce the Group's borrowings. The non-core asset disposals are progressing well and with the continued support of our lenders, we are working to establish appropriate short-term and long-term funding for the Group. However, following Allied Domecq's decision not to renew its contract, the Board is, in addition to the on-going disposal programme, actively investigating a number of alternative strategic options each designed to resolve the Group's financial difficulties and thereby provide the stable foundation from which our operations can best serve their clients.

I would like to take this opportunity to add my thanks to all of our loyal staff and clients who have supported this business over the last difficult year. Our challenge going forward is to secure a stable future that is in the best interests of the Group and all of those who have a stake in it.

David

D Hearn
Chief Executive
30 April 2003

Review of Group operations

Bates Worldwide
2002 was a difficult year for the sector, with advertising expenditure in most geographies falling for an unprecedented second year in succession. Despite the setback of two major client losses in the US, the global network achieved some positive developments with some important new client wins in local markets. New hires and promotions from within strengthened the senior management team. Despite diminishing revenues, strong cost control enabled an improvement in the financial performance of many markets.

Challenging economic conditions demand creativity that generates results. Bates' "Return on Imagination" philosophy drives staff to deliver fresh, dynamic and innovative thinking in creating highly effective marketing solutions that not only allow clients to perform well, but to outperform their market.

Across the globe Bates assisted clients such as Pfizer in the US, B&Q in the UK, Carlton & United Breweries in Australia, Wella in Europe, BAT in Greater China and Nokia across Asia to achieve superior growth and extend their market leadership during 2002. Roche Consumer Health rewarded Bates for its successful brand building on core Roche global brands with the consolidation of their vitamins business into the network. Bates is now the sole global agency of Roche Consumer Health. In the US, the end of Bates' relationship with both Hyundai and Wendy's should not detract from the success of campaigns that helped build two of the country's fastest growing brands in their respective sectors.

In the UK Bates began work for SEAT and HSBC, both existing key clients of the network in Continental Europe and Asia respectively. New clients included Piaggio, Fujitsu, Siemens and HSS. The win of HSBC Republic's global account immediately demonstrated the benefit of co-location, as Bates, 141 and Fitch pooled ideas, skill-sets and experiences to form the winning team. In Europe there were account wins in most markets. Notable achievements included the Allianz Insurance win in Germany, Orange in Holland, Mahou-San Miguel Group and Cadbury-Schweppes in Spain, Volksbank and Forstinger in Austria, and the launch of Hutchinson's 3 in Italy. The restructuring efforts of the new management team in Norway were rewarded when the agency substantially won back its major client Telenor, in early 2003.

The US agency continued to demonstrate its strength in healthcare breaking new Visine work for Pfizer and winning Bristol Myers Squibb's Glucovance account. DWP//Bates won important brand assignments from Level 3 and MCI Worldcom and their hugely successful campaign for CDW was named the "best integrated B2B marketing and advertising campaign of the year" by B2B magazine. The potential of the integrated offer was again demonstrated in Bates and Healthworld's assignment for Unilever's Dove brand, and the recent win of the Nokia B2B business by DWP//Bates and 141.

Expansion continued in Greater China to support the development plans of the network's international clients. In mid-2002 both the BAT and Heineken account teams relocated from Hong Kong to Shanghai to create the region's largest office. Bates Asia extended its impressive multinational client list winning the worldwide pitch for Global Internet Communications and more recently the regional account for AIG Direct Insurance. The continued investment in integrated CRM services resulted in the regional win of Shell, as well as engagements for BAT, Chanel, American Express Corporate and Pacific Internet. In Korea, Diamond Ad won Kookmin Bank, the nation's largest bank, and launched the specialist media agency, Media First. The Australian group was restored to profitability as the benefits of 2001's restructuring activity were realised.

2002 was a challenging year and the hard work will need to continue into 2003. However through organisational restructuring the global network is starting to leverage a variety of perspectives from different disciplines to achieve "Return on Imagination".

141 Worldwide

In response to depressed trading conditions, many clients focused on more short-term results-driven activities, to the benefit of 141 Worldwide. 141 was able to take advantage of the increase in marketing services spending and, gained more business from major multinational clients aligning their business into regional or global networks.

141 prides itself on being a 'one-stop shop' for all its customers across the world, focusing on the belief that brands must do more than communicate; they must connect with the customer. 141's work stems from a passionate and tangible understanding of the consumer where proprietary tools are used to gain in-depth knowledge and ensure that execution is completely customised to each individual market opportunity.

The key to 141's methodology is the 'engagement process' where each retained client is provided with customised and scaleable resources. Engagement teams combine creative people from a variety of backgrounds and nationalities, thereby allowing 141 to combine insight with imagination in the development and execution of multi-market campaigns.

The European operation had a successful year with new offices opening in Greece, Turkey and India. Client wins included Diners Club and Orange in Holland, Nestlé in the Czech Republic, Lufthansa Cargo in Germany, and Chevron and Kenwood in the UK.

In the Americas, offices were opened in Dallas, Mexico City and Toronto, and the range of services expanded to include event marketing, field marketing, CRM and broadcast PR. Amongst the many new business wins were assignments from Callaway Golf, Microsoft, Cayman Islands, ESPN, Con-Agra and US-Cellular.

Asia Pacific is 141's fastest growing region and the network's coverage was completed with the opening of 141 Korea. Every agency expanded its client base and further assignments from key clients including Sony in Singapore and Kellogg's in Australia highlight the competitive strength of 141 in the region. A team effort between 141 and Bates resulted in the regional network being appointed the agency of record for Shell. A new CRM programme was developed for the region as a result of co-ordination between 141 specialists in Japan, Singapore and Australia. This is now being introduced across the region and will be rolled-out internationally during 2003.

Productive collaborations between 141 and Fitch led to the development of an effective new approach to retail marketing communications that was instrumental in winning new clients, including Nissan. Another example of integration in action was the Allied Domecq account where 141, Bates and Fitch worked on the Ballantine's 'Go Play' campaign, which repositioned the brand in 57 markets. Research proved that the campaign achieved its objectives only weeks after it was launched, months ahead of schedule.

141 has been at the forefront of the Bates Group's 'Return on Imagination' positioning. Many of 141's disciplines can be accurately measured in terms of results and much work is currently being undertaken to refine and improve measurement tools. The area of 'imagination' or creativity has always had major prominence at 141. In 2002, 141 agencies won a large number of local, regional and global awards. The most significant were the seven awards at the annual 'Globes' competition, the most prestigious event in marketing services. The awards tally, which included Gold for Heineken, Nokia and British American Tobacco, was by far the most won by any agency.

Although 2003 is likely to be another tough year, 141 is well placed to take advantage of emerging trends in the market. These include the general move towards the more accountable and measurable activities in which 141 has a proven track record. Investing in growth areas that support these trends, such as CRM and field marketing, is 141's priority for 2003.

Fitch:Worldwide

The downturn in the world economy and increased competition in the industry made 2002 another difficult year for the design and branding sector. In positive response to this, Fitch:Worldwide continued to strengthen its management structure and improve the efficiency of its business.

In the UK, a number of operations merged, including PCI:LiveDesign and HP:ICM to form PCI:Live, and Fitch:London, PSD:Fitch and BamberForsyth:Fitch in London. The enlarged Fitch:London team is already sharing clients, ideas and business opportunities, as well as working actively with the co-located London offices of Bates and 141. In Asia Pacific, Underline Design and Isis Design merged to create Underline:Fitch and in North America, new management moved rapidly to re-energise the agency's new business activities and re-focus the business operationally, by aligning people and skills to create centres of practice and sector expertise.

The network is structured on a multi-regional basis to effectively co-ordinate working practices and client initiatives across twelve different markets. The introduction of tools such as the new internet and CRM database during 2002 are enabling members to access a global knowledge base that facilitates the transfer of creative techniques, analytics and research. Creative ideas and experiences are shared regularly through forums that help improve each practice's understanding of consumer trends across a multitude of industry sectors.

Some important new assignments were won during 2002, expanding existing relationships and forging partnerships with important new clients. Highlights in product design included the first hand-held cardiac monitor unit for Active Corporation, and new product work for Maytag in North America and Whirlpool in India. Environmental design clients ranged from fashion retailer Hackett, Virgin Trains and Jaguar cars in the UK, to CVS in North America, Nokia in Asia Pacific and the Belgian Poste in Belgium. Live events were produced for Saab, McDonalds, Kingfisher, Cisco Systems, Intel, and Bentley Motor Cars. Packaging design assignments were completed for Campbell Nordic, Ben & Jerry's and Ocean Spray among many others, and major brand communications projects were carried out for Zurich Financial Services, Microsoft and the Department of Trade and Industry in the UK.

Active co-operation across the Bates Group is becoming more regular and more profitable as the benefits of complementary knowledge, expertise and skill sets are brought to market in an integrated offer. Allied Domecq was able to launch the first Ready-to-Drink products for Stolichnaya and Sauza in North America as a result of the combined expertise of 141 and Fitch specialists in San Francisco and London. Working in partnership the agencies pooled their skills and resources to provide a seamless creative solution that achieved Allied Domecq's goal of launching the products in record time. Other Bates Group cross referrals included BAT, Georgia Pacific, Al Rhaji Bank, LSG Skychefs and Pfizer.

Looking ahead, Fitch:Worldwide's main objective will be to grow the business through implementing more productive, flexible and collaborative ways of working. Centres of expertise in each of the network's core practices are already being developed to foster longer-term working relationships with multinational clients, and to encourage a creative, entrepreneurial and client-led culture.

Healthworld Communications Group

2002 was a difficult year for most industries and healthcare was not immune. Healthworld's clients include many of the major pharmaceutical manufacturers, who faced several distinct challenges of their own this past year, including greater regulatory scrutiny, a decline in the number of new blockbuster products, increased competition from generic alternatives, and industry consolidation. As a result, Healthworld's international operations had a mixed 2002.

Healthworld improved and extended its range of services in 2002, concentrating on branding communications and knowledge sharing. The establishment of Knowledge Management Units (KMUs) has been particularly important in Healthworld's efforts to expand its relationships with existing clients and win new business. These cross-functional, cross-border teams provide a deeper understanding of current and emerging market dynamics in specific therapeutic areas. Alongside this, new ways of working have ensured greater efficiency and better results for clients. For example, the expanded use of direct response marketing methods has improved both audience targeting and return on investment.

In the US, Healthworld continues to work across multi-therapeutical disciplines for some of the world's premier pharmaceutical companies: Pfizer, Novartis, Hoffman LaRoche, Johnson & Johnson, and Wyeth. A strong new business performance in the second half of the year underpins an improved outlook for 2003. Existing clients awarded the agency with new brand assignments and significant new relationships were established with Gilead Sciences, KOS Pharmaceuticals and Solvay.

Many of these new assignments draw on the full range of Healthworld's branding skills, and several will lead to marketing activity on a worldwide basis. In particular, Healthworld and Bates worked together to win a strategically important new client in Unilever. The networks will be collaborating on professional promotion and medical education for Unilever's Dove brand.

Healthworld achieved strong growth in Europe, winning new projects from existing clients such as Baxter Medication Delivery, Johnson & Johnson and Eli Lilly. New client assignments included an integrated global branding and medical education project for Bristol-Myers Squibb's ConvaTec. A decisive factor in the ConvaTec win was the decision, already implemented in the UK, Spain, Italy and France to date, to integrate medical education throughout the international Healthworld network.

2002 was a significant year for Healthworld in Asia Pacific with new account wins and solid growth from existing clients. Following the appointment of new management in Australia, the agency was awarded important assignments by Aventis Pasteur and Baxter Healthcare. Other achievements in the region included the appointment of Singapore to develop the direct-to-consumer advertising campaign for Reductil, the Abbott International weight control brand.

Looking more broadly, Healthworld's objectives for 2003 are to sustain the network's new business momentum to broaden its range of services, to improve collaboration across its disciplines and geographical regions, and to put in place structural and management improvements that will enable the business to strengthen its position as one of the worldwide leaders in healthcare communications.

Scholz & Friends

Scholz & Friends provides 'orchestrated communication'. This means using a full range of communications services to create maximum impact for its clients' brands. While advertising remains at the core of the 'orchestra', the Company is increasingly active in areas such as design, sponsorship, entertainment, trade marketing, public affairs, promotions, events, and public relations. Using this breadth of expertise, Scholz & Friends aims to become the first European agency to build brands through a combination of 'push' (advertising/marketing) and 'pull' (entertainment) communications.

Despite the economic downturn, Scholz & Friends took action to strengthen the network for the longer term, extending its geographic reach and investing in start-up operations (Sensai in live communications, and Agenda in public relations) to expand its service portfolio. Offices were opened in Budapest, and most recently in Zurich, and the agency further strengthened its presence in Eastern Europe through partnerships in Macedonia, Slovenia and the countries of the former Yugoslavia. The network's expansion into Eastern Europe ensures that it is well placed to benefit from the approaching enlargement of the European Union.

In 2001, Scholz & Friends established the International Creative Committee to provide regular evaluation of the network's creative output. The success of this investment is reflected in Scholz & Friends' ongoing status as one of the leading creative agencies in Germany. At Cannes 2002, Scholz & Friends won five of the 11 advertising Lions awarded to German agencies. The final tally made Scholz & Friends, for the fourth time in a row, the most successful German entrant.

New client wins in 2002 included Hapag-Lloyd Express, Boston Consulting Group, Financial Times Deutschland, the German TV station N24, and Coca-Cola. The network also extended its relationship with Mercedes with the European wide launch of Mercedes' Vaneo model. The acquisition of deepblue networks consolidated Scholz & Friends' relationship with one of its key clients Reemtsma, and was instrumental in the network's win in early 2003 of the European marketing services account for Reemtsma's largest brand WEST.

Scholz & Friends' strategy is to further expand its international presence as it supports the expansion of its key client relationships into new markets and to continue the development of the network's 'push' and 'pull' capabilities.

FD International

FD International, launched in July 2002, has market leadership in Europe combined with a transatlantic offer unified by management, brand and working practices. In addition to leading positions in the key financial markets of the UK and Germany, FD International's coverage extends throughout Europe to Ireland, France, Spain and Greece and through affiliates into Italy and Scandinavia. In the US FD Morgen-Walke has operations in New York, Boston and San Francisco.

A strong performance from the core business helped mitigate, in part, the decline in transaction-related assignments. Financial Dynamics grew market share as its breadth of services and new business successes helped counter the difficult market conditions. New clients in 2002 included Zurich Financial Services, HBOS, Network Rail, Novartis and Carnival whilst increased revenue streams were achieved in corporate restructuring and crisis management, and through the launch of additional services, such as consumer public relations. In the US the regeneration of FD Morgen-Walke continued as the new management team streamlined the agency, improving its financial performance, and strengthened the new business team through the appointment of additional personnel. New US clients included GMAC and Alcon.

In such a highly competitive industry, competitive differentiation is vital. Financial Dynamics was the first UK consultancy to focus on developing in-depth expertise in specific industries, and this is shown in its increasing pre-eminence in sectors such as life sciences, financial services and business services. Sector specialisations are being implemented throughout the international network to replicate the successful Financial Dynamics model. The network recently launched the International Technology Group, with more than 40 professionals from San Francisco to Frankfurt servicing over 100 clients. A Global Investor Relations practice was also established in 2002 to help companies with dual listings on European and US bourses. International engagements with Coca-Cola Hellenic Bottling and Cinven provide compelling evidence of the competitive advantage of a network that can execute communication strategies in multiple markets.

FD International's strategic priority in 2003 is to continue the development of FD Morgan-Walke from a predominantly investor relations practice to a full service communications agency with strong M&A capabilities, thereby replicating the proven European model in the key US market.



Operating and financial review

The revenue environment for the Group and the broader marketing communications industry remained challenging in 2002. Despite revenue reductions in most geographical and functional markets, action taken to reduce costs enabled the Group to report a modest improvement in operating profit and margins.

Throughout this review, operating expenses, operating profit, operating margin and earnings have been disclosed before goodwill amortisation and impairment and before exceptional operating charges, to highlight the ongoing performance of the Group's operations.

Where appropriate the Group's revenue performance has been disclosed on a reported basis and on an underlying basis, meaning at constant exchange rates and after comparing revenues generated in the most recent year by acquired companies, to revenues generated by such companies in the preceding year assuming that such companies had been owned for an equivalent period in the preceding year. The Group's percentage change in operating expenses has been disclosed on a reported basis and on an underlying basis as defined above.

Operating profits increased by 1.4% to £37.0 million as cost savings offset an 11.9% decrease in revenues to £532.7 million. The significant steps taken to reduce operating expenses fully mitigated the revenue decline, increasing the Group's operating margin to 6.9% from 6.0% in 2001. The restructuring plan implemented in the fourth quarter of 2002 has yielded annualised savings in excess of £45.0 million, the benefit of which will be principally realised in 2003 and beyond.

The Group's operating loss after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses was £208.6 million, compared to a loss of £260.0 million in 2001.

Bates Group established

In order to meet the increasing demand from clients and enhance its competitive offering, the Bates Group was established through the integration of advertising network Bates Worldwide, marketing services network 141 Worldwide, branding and design group Fitch:Worldwide and specialist network Healthworld.

Group revenue

Bates Group
Other businesses

85% 15%

Group operating profit

89% 11%

Operating margin

2002 7.2%
2001 4.5%
2002 5.2%
2001 14.8%

Those companies that comprise the Bates Group achieved a significant improvement in operating performance in 2002, with operating profits increasing by 43.7% to £32.9 million from £22.9 million in 2001 despite a revenue reduction of 11.5% from £513.2 million in 2001 to £454.2 million in 2002. Bates Group operating costs were cut by £69.0 million to £421.3 million in 2002, more than mitigating the significant revenue decline, as each network benefited from the restructuring action taken in 2001 and the constant focus on tight cost control that was maintained throughout 2002. The restructuring implemented in the final quarter of 2002 is expected to support further improvements in the trading performance of the Bates Group in 2003.

Cash flow and funding

As at 31 December 2002 the Group had a net debt balance of £151.7 million and average net debt for the year was £174.2 million. In 2001 average net debt was £171.0 million. The modest increase in average net debt is principally due to the exceptional cash operating expenses in the second half of 2002 and an increased investment in working capital following the loss of the Hyundai media account in the US, partly mitigated by operational cash inflows.

Net operating cash inflow for the Group (defined as operating profit pre-exceptional expenses plus depreciation, goodwill amortisation and impairment, less returns on investment and servicing of finance and taxation paid) totalled £25.3 million. Net capital expenditure and financial investment totalled £5.3 million. Net cash outflow from acquisitions and disposals was £8.4 million. Utilisation of property provisions totalled £4.4 million. In 2002, the net cash outflow from exceptional items was £25.8 million.

Financing arrangements

In February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal programme. Prior to the agreement of new financing terms with its lenders expected on 29 April 2003, Allied Domecq plc notified the Group of its intention to terminate its contract with effect from October 2003.

Following Allied Domecq's decision, the Group is now working constructively with its lenders to amend the financing terms. Discussions with the lenders have progressed well and the Group has reached an agreement in principle, subject to contract, for continuing financing arrangements to 15 July 2003 whilst the Board concludes its review of the various strategic options.

Basis of presentation

The financial statements have been presented on a going concern basis. However until the outcome of the Group's evaluation of its strategic options, and the implications of this for the Group's future funding structure are known, there is considerable uncertainty about the appropriateness of this basis of presentation.

As a result of the uncertainty and the limitations this placed on their scope of work, the auditors were unable to form an opinion as to whether the financial statements gave a true and fair view. In all other respects, in the opinion of the auditors, the financial statements have been properly prepared in accordance with the Companies Act 1985. Further details are provided in note 1 of the financial statements and in the Auditors' report on page 27.

Group operating performance

Operating profits increased by 1.4% to £37.0 million in 2002, despite revenues declining by 11.9% to £532.7 million principally as a result of the weak trading conditions across the Group's major markets. The modest operating profit improvement is attributable to a significant reduction in the Group's operating expenses, which declined by 12.8% to £495.7 million in 2002.

Management's action to restructure the Group's cost base successfully countered the market downturn generating an improved operating margin of 6.9%, up from 6.0% in 2001. On an underlying basis revenues decreased by 11.3% and operating expenses by 12.2%.

Business segment analysis

Advertising and Integrated Marketing

Advertising and Integrated Marketing operating expenses were cut by 11.8% on an underlying basis to counter the 9.0% underlying revenue decline in 2002. The benefits of the restructuring action are clearly evident as operating profits increased 60.4% to £27.1 million. Operating margins improved to 6.6% from 3.7% in 2001. On a reported basis, revenues declined by 10.5% and operating expenses were reduced by 13.2%.

Advertising and Integrated Marketing represents the combined results of Bates Worldwide, 141 Worldwide and Scholz & Friends.

Specialist Communications

Specialist Communications revenues decreased by 18.1% on an underlying basis to £122.6 million, reflecting reduced activity levels in branding and design, pricing pressure in healthcare in North America, and the impact of reduced capital markets activity on project-related assignments in business communications. Despite the steps taken to reduce operating expenses by 13.8% on an underlying basis, the significant revenue decline

Group revenue

United Kingdom
North America
Continental Europe
Asia Pacific and Latin America

27% 25% 27%

Group operating profit

18% 31%

Operating margin

	13.0%	2002	3.0%
	11.6%	2001	4.0%
2002	4.9%	2002	8.0%
2001	6.5%	2001	3.1%

resulted in operating profits decreasing to £9.9 million from £19.6 million in 2001. Operating margins fell to 8.1% from 13.3% in 2001. On a reported basis, revenues declined by 16.6% and operating expenses declined by 11.5%.

Specialist Communications represents the combined results of Healthworld, Fitch:Worldwide and FD International.

Geographical Analysis

United Kingdom

Revenues declined by 6.9% and by 10.5% on an underlying basis to £110.4 million, principally due to reduced activity at the Group's branding, design and field marketing operations, which was only partly offset by growth from the UK advertising and sales promotion agencies.

Operating expenses decreased by 8.5% to £96.0 million. On an underlying basis, operating expenses decreased by 11.2%. Operating profits totalled £14.4 million, with operating margins of 13.0% up from 11.6% in 2001 as a result of tight cost control.

North America

North American revenues decreased by 25.0% and by 21.9% on an underlying basis to £142.8 million, primarily as a result of the lower levels of activity in the Specialist Communications businesses and the impact of client losses in the advertising business.

Operating expenses fell by 23.7% and by 20.7% on an underlying basis to £135.8 million. Operating profits totalled £7.0 million with operating margins decreasing to 4.9% from 6.5% in 2001. While margins have declined in the year, the significant reduction in operating expenses is expected to improve operating margins in 2003.

Continental Europe

Revenues declined by 5.8% to £135.2 million. On an underlying basis revenues declined by 8.6%, reflecting significant reductions in client spending in response to the difficult macroeconomic conditions experienced by the region in 2002.

Operating expenses decreased by 4.8% and by 7.8% on an underlying basis to £131.2 million. Operating profits totalled £4.0 million, with operating margins decreasing to 3.0% from 4.0% in 2001 principally due to reduced profitability at Scholz & Friends and losses in the Group's Scandinavian operation. As a result, the Group's Scandinavian business was restructured during the year and operating expenses substantially reduced.

Asia Pacific and Latin America

Asia Pacific and Latin American revenues decreased by 5.4% and by 1.4% on an underlying basis to £144.3 million. Reduced spending in Korea and Greater China has offset growth in Brazil and many Asian markets.

Operating expenses decreased by 10.2% to £132.7 million. On an underlying basis operating expenses were reduced by 7.4%. Operating profits totalled £11.6 million, with operating margins up to 8.0% from 3.1% in 2001, primarily reflecting cost reductions in the Group's Australian and Korean operations.

Exceptional operating expenses

In September 2002, Cordiant announced a wide-ranging programme to reduce costs and the formation of the Bates Group. These initiatives have delivered cost savings through reduced staff costs, the co-location of operations, elimination of duplicated support functions and the closure or sale of under-performing operations.

As a result of the Bates Group integration and other cost reduction actions, the Group incurred exceptional operating expenses of £45.6 million. Exceptional operating expenses include £21.6 million of severance costs, including costs related to senior management changes, £20.5 million attributable to relocation costs, property provisions, asset write-downs, disposals and closure costs, and £3.5 million relating to exceptional financing expenses from the refinancing that was completed in April 2002.

Of the exceptional expense incurred in the year ended 31 December 2002, the total cash impact is expected to be £41.9 million. The cash outflow with respect to the 2002 exceptional expense was £12.8 million in 2002, with £21.1 million expected in 2003 and £8.0 million expected, in total, in 2004 and subsequent years.

A key focus of the cost restructuring was to ensure that the structural changes made to the Bates Group companies focused on maintaining and enhancing client facing resources while eliminating overheads and back office costs. The process was conducted in collaboration with senior operational management across the Group to ensure that savings achieved were sustainable in the long-term and that the future revenue generating capacity of the business was retained.

Goodwill amortisation and impairment

The full year goodwill amortisation charge in 2002 was £28.9 million. In addition to an annual amortisation charge, the Group has conducted a review of the carrying value of goodwill on its balance sheet. The impact of a second year of economic slowdown on the marketing communications sector has resulted in the carrying value of goodwill capitalised in respect of certain acquisitions being impaired. The exceptional goodwill impairment charge for 2002 was £171.1 million.

Revenue per head	
2002	£62,000
2001	£64,200

Staff cost to revenue ratio	
2002	64.4%
2001	65.6%

Variable staff costs as a % of revenue	
2002	5.1%
2001	5.3%

The net carrying value of purchased goodwill at 31 December 2002 amounted to £263.5 million. Goodwill is amortised on a straight-line basis over useful economic lives from the date of acquisition.

Operating costs
The number of staff employed by the Group as at 31 December 2002 was 8,019, compared to 9,099 at the start of the year, showing a net decrease of 11.9%. During the year, gross headcount reductions through severance were 894, which represented 9.8% of opening headcount. Revenue per head was £62,000 in 2002, a decrease of 1.4% at constant exchange rates. Total staff costs per head (excluding severance) were £39,900 in 2002, a decrease of 3.3% at constant exchange rates.

The Group's total staff cost to revenue ratio, excluding severance, decreased to 64.4% in 2002, from 65.6% in 2001. Fixed staff costs as a proportion of revenue decreased to 59.3% in 2002, from 60.3% in 2001. In 2002 variable staff costs as a proportion of revenue decreased to 5.1% from 5.3% in 2001.

Joint ventures and associates
The Group's share of operating profits (before goodwill amortisation of £1.9 million) was £5.3 million in 2002. The Group's share of Zenith Optimedia's operating profits decreased to £3.8 million from £5.1 million in 2001.

Financial items, taxation and returns attributable to shareholders
Net financing costs totalled £21.4 million, and include the Group's share of joint venture and associated undertakings interest income, and imputed interest charged in accordance with FRS 12. The 26.6% increase on 2001 is primarily due to the increased financing costs arising from the re-negotiation of the Group's banking arrangements in April 2002.

The tax charge for the year was £1.4 million. Equity minority interests totalled £4.0 million up from £2.3 million in 2001, due to an improved result in Korea and Brazil.

The reported loss, after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses, attributable to Ordinary shareholders was £233.6 million. Earnings attributable to Ordinary shareholders before goodwill amortisation, exceptional goodwill impairment charges, amounts written off investments and exceptional operating expenses were £14.4 million. Adjusted headline earnings per share were 3.6p (3.6p in 2001). In accordance with FRS 14 "Earnings per share", share options and contingent consideration have no dilutive effect as a result of the basic loss per share.

Disposals
The Group has embarked on a disposal programme of certain non-core businesses to focus its business on the core Bates Group. The disposal proceeds will be used to strengthen the Group's balance sheet by reducing debt.

The businesses being considered for disposal by the Group as part of this programme, assuming satisfactory terms can be agreed upon, are a majority stake in its Australian operations, FD International, and the 77% stake in Scholz & Friends. The Board intends to exercise its option to sell its 25% stake in the Zenith Optimedia Group in January 2004.

Pensions
Cordiant has continued to apply the transitional rules under FRS 17 "Retirement Benefits". There is no material impact on the Group's financial statements.

Dividend
In view of the Group's ongoing requirements to preserve cash resources to support its operations and the restrictions agreed with the Group's principal lenders, the Board does not recommend the payment of a dividend in respect of 2002.

Financial risk management
Foreign exchange and interest rates exposures are managed centrally by the Group's treasury operation based in London and New York. The Board determines policies governing the use of financial instruments to manage risk. Foreign currency transaction exposures, where they arise, are hedged using spot and forward contracts. It is the Group's policy not to hedge foreign exchange transaction exposure arising on the consolidation of overseas profits and net assets. Interest rate management is undertaken to ensure that the majority of Group's borrowing requirements are protected from significant increased in interest rates. Targets for minimum liquidity against committed banking facilities are managed on a daily basis, and performance is regularly reported to the Board.

Priorities for 2003
The key priority for 2003 is to deliver a secure future for the Group's operations. To that end we remain focused on the continued close management of the business to ensure that improvements in operating performance are achieved in the near term, and on the completion of the on-going discussions with the Group's lenders, to agree new financing terms that are consistent with the outcome of the Board's evaluation of the Group's strategic options.

Andrew Boland
Group Finance Director

Nigel Stapleton (56) Chairman*: was appointed to the Board as Non-executive Chairman on 1 March 2003. Prior to joining Reed International plc in 1986, Mr Stapleton spent 18 years at Unilever where he held a number of senior finance, corporate development and general management positions. He worked at Reed International, and subsequently Reed Elsevier plc, for 13 years and during that time held a number of positions including Chief Financial Officer and Co-Chairman. Mr Stapleton also spent two years from 1999 with the US based media investment bank Veronis, Suhler, Stevenson as Chairman of its European affiliate. He is also currently a Non-executive Director of Reliance Security Group plc and the London Stock Exchange plc, and Chairman of Uniq plc.

David Hearn (47) Chief Executive Officer: joined Bates in April 2002 as Chairman and Chief Executive Officer of Bates Worldwide Inc and became Group Chief Executive Officer on 1 January 2003. He was Chief Executive Officer and Managing Director of Goodman Fielder Ltd, Australia's largest food manufacturing company from 1995 to 2001. Between 1991 and 1995 he was a Main Board Director at United Biscuits Plc, and Chief Executive, UB Snackfoods Europe. From 1989 to 1990 he was Vice President at Pepsico's European Snackfoods Division, 1986 to 1989 Managing Director, Smiths Crisps and 1984 to 1986 Managing Director of Del Monte UK. He was appointed to the Board on 29 April 2002.

Andrew Boland (33) Group Finance Director: joined Cordiant in 1998 and became Deputy Finance Director and Group Treasurer in 2001. After qualifying as a chartered accountant, he spent three years in the WPP corporate finance team prior to joining Cordiant. He was appointed Group Finance Director in December 2002 and joined the Board on 1 January 2003.

Jean de Yturbe (56) Non-executive Director: joined Bates in July 1993 as Chief Executive Officer of Bates France and was named Chairman of Bates Europe in January 1995. He was appointed to the Board in December 1997 and became Group President Bates Worldwide in December 1999. He relinquished his Bates role and was appointed Deputy President of Cordiant in March 2002. He became a Non-executive Director on 5 March 2003.

Dudley Fishburn (56) Non-executive Director**: is Chairman of H.F.C. Bank plc and a director of Philip Morris Inc. He is also on the board of Beazley Group plc. He was previously Member of Parliament for Kensington and Executive Editor of The Economist. He was appointed to the Board in May 1996.

Peter Schöning (57) Director: joined Scholz & Friends in 1984 as Managing Director. He was named Managing Partner in 1987. In 1993 he was appointed Chief Executive Officer of Scholz & Friends and since 1995 he has led the agency as Chairman and Chief Executive Officer. He was appointed to the Cordiant Board in December 1997 and appointed Chairman of the Supervisory Board of Scholz & Friends AG in 2001.

Dr Rolf Stomberg (63) Senior Independent Non-executive Director**: worked for The British Petroleum Company plc from 1970 to 1997 where he was Chief Executive Officer for B.P. Oil International and a B.P. Group Managing Director. He is Chairman of Management Consulting Group plc and serves on a number of UK and continental boards. He is also a Visiting Professor at Imperial College Management School, London. He was appointed to the Board in May 1998.

James Tyrrell (62) Non-executive Director**: was Group Finance Director of London International Group until November 1997 and then Executive Director until August 1998. Previously, he was Group Finance Director of Abbey National Plc. Prior to joining Abbey National Plc in 1982, he served in a number of senior executive positions with Thorn-EMI plc culminating as Managing Director of HMV Shops Limited. He was appointed to the Board in May 1998.

* Member of Remuneration and Nominations Committee.
** Member of Audit Committee and Remuneration and Nominations Committee.

Statement of Compliance
The Board is committed to high standards of corporate governance and has complied throughout the year with the provisions set out in Section 1 of the Principles of Good Governance and the Code of Best Practice ("the Combined Code") with the exception that, for the reasons outlined on pages 17 and 18, the Board continues to regard it as appropriate that certain Executive Directors have contractual arrangements in excess of one year or providing for payment on termination in certain circumstances by reference to more than one year's remuneration.

Also with effect from the retirement of Professor Theodore Levitt in December 2001, and until the resignation of Ian Smith and William Whitehead on 31 March 2002, Non-executive Directors comprised less than one third of the Board.

This statement describes how the principles of corporate governance set out in the Combined Code have been applied within the Company.

The Board
The Board comprises three Executive Directors, including the Chief Executive Officer who has overall responsibility for running the Company's business, and five Non-executive members, including the Chairman who is responsible for running the Board. With the exception of Jean de Yturbe, the Board considers all Non-executive Directors to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

In accordance with the recommendations of the Combined Code, Dr Rolf Stomberg is the appointed Senior Independent Non-executive Director. The biographical details of the Board members are set out opposite.

The Board, which met on 10 occasions in 2002, provides leadership and manages overall control of the Group's affairs via a schedule of matters reserved for its decision. These include approval of the annual budget, major capital expenditure, significant acquisitions and disposals, risk management policies and the approval of financial statements. The Board is supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. The Board delegates certain of its responsibilities to Board committees with clearly defined authority and terms of reference. The composition and functions of these committees are described below.

The Audit Committee
The Audit Committee comprises non-executive Directors only and was chaired during the year by James Tyrrell.

The main duties of the Audit Committee are to:

> Review, on behalf of the Board, the financial statements and preliminary and interim results;

> Review the nature and scope of the external audit and the findings of the external auditors;

> Review, on behalf of the Board, the Group's systems of internal control;

> Review and direct the internal audit function; and

> Make recommendations to the Board concerning the appointment and remuneration of the external auditors.

The Audit Committee met on five occasions during 2002.

The ultimate responsibility for reviewing and approving the financial statements and preliminary and interim results remains with the Board.

The Remuneration and Nominations Committee

The principal functions of the Remuneration and Nominations Committee are to determine, on behalf of the Board and the shareholders, the Company's policy for executive remuneration and the remuneration packages of the Executive Directors and other senior executives. It also considers appointments to the Board of Directors and makes recommendations in this respect to the Board.

The Committee, which met on eight occasions in 2002, comprises the non-executive Directors only and is chaired by Dudley Fishburn. The Remuneration Report can be found on pages 16 to 22.

The Risk Management Committee

The Risk Management Committee comprises both Executive and Non-executive Directors. During the year, the Committee was chaired by Charles Scott who retired from the board on 28 February 2003. The purpose of the Committee is to assist the Directors in discharging their responsibilities in respect of the internal control aspects of the Combined Code.

The Committee is now chaired by Nigel Stapleton. The other Committee members are David Hearn, Andrew Boland and James Tyrrell.

The main duties of the Risk Management Committee are to:

> Establish on behalf of the Board, a risk-based approach to maintaining a sound system of internal control which is embedded in the business processes of the Group;

> Review regular reports from management, focusing on an assessment of the significant risks and the effectiveness of the system of internal control in managing those risks;

> Undertake an annual assessment of the significant risks facing the Group and the internal controls to manage those risks;

> Undertake an annual review for the purpose of making its public statement on internal control; and

> Review and direct the risk management services function.

Major risks faced by the Group are addressed as part of the regular Board meeting agendas. During the year, the Risk Management Committee met on two occasions.

Internal Controls

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness, whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the Group. This has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. The Risk Management Committee, on behalf of the Board, regularly reviews this process.

The Group's management operates a risk management process that identifies the key risks facing the Group as well as the risks facing individual operating units. This is overseen by the Risk Management Committee on behalf of the Board.

The processes used by the Board to review the effectiveness of the system of internal control include:

Risk Management Committee

> Approving the scope of the annual Group risk management programme;

> Reviewing the results of the risk identification process;

> Providing input on risks and internal controls into the annual Board strategy discussions; and

> Reviewing the effectiveness of the risk management process and discussing significant risk issues with the Board.

Audit Committee

> Considering reports from internal and external audit on the system of internal control and any material control weaknesses; and

> Reviewing the internal audit and external audit work plans.

Other procedures

> The Group has guidelines for capital expenditure, which include annual budgets and appraisal and review procedures. Where businesses are being acquired, there are established authority levels and due diligence requirements. Post investment appraisals are performed for major investments.

> The Group has a comprehensive system of financial reporting which includes an annual budget process, monthly reporting with rolling forecasts, half year and annual reporting to enable the Group to meet its public financial reporting requirements and bi-annual self certification by operating unit management on internal controls and compliance with Group policies.

> The Group has certain centralised functions that are staffed by appropriately qualified individuals who draw on external professional advice. These include finance, tax, treasury, management information services, legal, company secretarial, risk management services and investor relations.

At the year end, before producing the statement in the Annual Report and Accounts, the Board, through the Audit and Risk Management Committees, considers the following:

> Self certification received from all operating units that, *inter alia*, they have maintained appropriate systems of internal control during the period under review and complied with Group policies; and

> Reports from internal and external audit on any major issues that have occurred during the year.

Directors' Remuneration

The Board's report on Directors' remuneration is set out on pages 16 to 22.

Relations with Shareholders

The Directors place a high importance on maintaining good relationships with both institutional and private investors and, via an Investor Relations department, ensure that shareholders are kept informed of significant Company developments. Shareholders can access information on the financial statements and other up-to-date information on the Company via the Group's website at www.cordiantww.com. Members of the Board meet regularly with institutional shareholders and analysts, and the Directors welcome the opportunity to meet with private investors at the Company's Annual General Meeting.

Accountability and Audit

The Board is aware of its responsibility to present a clear and balanced assessment of the Group's financial position and prospects. This assessment is provided primarily in the Chairman's and Chief Executive's statement, in the Operating and Financial Review and in the various reports from the Group's operations on pages 2 to 9.

On page 26, the Directors confirm their responsibilities in relation to the preparation and presentation of the financial statements.

Remuneration report

Membership and Role of Remuneration Committee

The Remuneration Committee is comprised entirely of independent Non-executive directors. Its members are Dudley Fishburn (Chairman), Rolf Stomberg, James Tyrrell and, since 1 March 2003, Nigel Stapleton. Until 28 February 2003 Charles Scott was also a member of the Committee. The remuneration policy, which is set by the Committee on behalf of the Board, is described below. The Committee determines individual remuneration packages within the framework of this policy.

The Committee has access to independent advice where it considers appropriate. During the year, advice on remuneration issues was provided by Mercer HR Consulting, who are appointed by the Committee.

Remuneration Policy

The general policy in respect of executive remuneration is to align the interests of directors and employees with those of shareholders. The Committee's policy is that variable performance-related pay and incentives should account for a significant proportion of the overall remuneration package of Directors and senior executives, but only when this is justified by the Group's performance.

The objectives of the executive remuneration programme are (i) to provide competitive rewards, which will attract and retain high calibre management and which reflect individual responsibilities and experience; and (ii) to provide incentive arrangements which are subject to challenging performance targets that reflect the Company's objectives and which motivate executives to focus on both annual and longer-term performance.

To ensure the competitiveness of its remuneration policy, the Committee compares all elements of remuneration and benefits for senior executives against a comparator group comprising both marketing communications groups and UK listed companies of a comparable size to the Company. The Group also participates in the Towers Perrin Worldwide annual remuneration and benefits survey of the advertising industry.

Directors' Remuneration

The main components of the Executive Directors' remuneration are:

Salary

The basic salary for each Director is determined by taking into account the Director's experience, responsibilities and market value. Salaries are reviewed annually by the Committee.

Annual Bonus

All senior executives are eligible for an annual non-pensionable performance-related bonus. The bonus is designed to provide an incentive to achieve and exceed targets set by the Committee and to ensure that annual remuneration is aligned to the Group's performance.

For 2003, the Executive Directors' bonus scheme has been set with reference to a combination of revenue, annual profit growth, cash flow measures and non-financial personal objectives. Mr Hearn and Mr Boland have target bonuses equivalent to 70% and 55% respectively of basic salary. If performance targets are exceeded, the Directors are entitled to a further bonus calculated by reference to a bonus grid approved by the Committee for that year (which, together with the target bonus, may not exceed 100% of Mr Hearn's salary and 75% of Mr Boland's salary for any given year). If performance targets are not met, the Directors are entitled to receive such proportion of the target bonus as set out in the bonus grid for that particular year.

Mr Hearn, who joined in April 2002, received a bonus for the year ended 31 December 2002 based on achievement of financial objectives relating to the restructuring of the business which were set by the Committee. No other Director who served during the year qualified for a bonus in respect of 2002.

Mr Schöning relinquished his entitlement to a bonus based on the performance of Scholz & Friends with effect from 2001 in exchange for an option over 214,599 shares in Scholz & Friends AG. The option is exercisable on payment of DM1.0 and subject to the shares having a market value of more than €1.0 per share on the option exercise date.

Benefits

Benefits in kind typically include company car or allowance, retirement benefits, private healthcare cover and life assurance.

Pension Arrangements

The Group operates pension and retirement benefit schemes for its employees in a number of countries. The Executive Directors are eligible to participate in the Group's pension arrangements operating in the jurisdiction in which they work. For all Executive Directors, only basic salary is pensionable and no Director participates in a defined benefit scheme.

Long-term Incentive Schemes

Executive Share Option Scheme

Two types of options may be granted under the Scheme – market value options (for the majority of participants) and discounted options (mainly, but not exclusively, for Executive Directors of the Company). The market value options have an exercise price equivalent to the market value of the Ordinary shares at the date of grant. Participants who are granted discounted options must make a non-refundable advance payment at the time of grant equivalent to not less than 12.5% of the market value of the Ordinary shares at the time of grant. No further amount will be paid by such participants on exercise of the option. Options lapse ten years after the date of grant.

In September 2002, options over 516,667 shares were granted to executives. Of these, 416,667, including 250,000 discounted options, were granted to an Executive Director.

Equity Participation Plan
Participants in the Plan pay a cash sum equivalent to 12.5% of the market value of the Ordinary shares at the date of grant. No further amount is paid on exercise of the option. The plan expired in December 2000 and no further options may be granted thereunder.

Performance Share Option Scheme
Options granted under the Scheme have an exercise price equal to market price at the time of grant. Participants are required to agree to a salary or bonus sacrifice of up to £50,000 over a three year period. The sum payable is one eleventh of the exercise price of the options. This sacrifice is not offset against the exercise price payable. The Scheme expired in December 2000 and no further options may be granted thereunder.

Other Schemes
The Company also has an Executive Share Option Scheme (the 1995 Performance Share Option Scheme), which expired in 1997, under which there are subsisting options – ordinary and super options. Options were granted to participants at market value at the time of grant.

At the year end, a small number of options remained under the Zenith Executive Incentive Plan, which was set up by the Company for senior executives of its former joint venture, Zenith. To participate, executives invested in the Scheme by cash payment or salary or bonus sacrifice. The Plan expired in December 2000 and no further options may be granted thereunder. The awards which vested during the year were paid wholly in cash.

Selection of Performance Criteria
The performance criteria selected for the Group's long-term incentive schemes are consistent with current market practice. They comprise financial measures which are transparent to the executives and deliver rewards only for outperformance relative to the UK Retail Price Index and, in the case of TSR options, for outperformance against a peer group of companies in the same industry. The performance conditions applicable to the above schemes are described on pages 21 to 22.

Service Agreements
It is the Company's general policy that no Executive Director should have a service agreement containing a notice period exceeding one year. Details of the service agreements of current directors and those who served during the year are included in the table below:

	Date of Agreement	Notice Period	Provision for Compensation[1]
Executive Directors			
Andrew Boland	January 2003	12 months	18 months
Michael Bungey[3]	September 1997	12 months	24 months
Arthur D'Angelo[3]	September 1997	12 months	24 months
David Hearn	March 2002	18 months[2]	18 months
Peter Schöning	June 2000 – October 2001	12 months	18 months
Charles Scott[3]	February 1999	12 months	24 months
Ian Smith[3]	March 1998	12 months	18 months
William Whitehead[3]	September 1997	12 months	18 months
Jean de Yturbe[4]	July 2002 – December 2002	12 months	18 months
Non-executive Chairman			
Nigel Stapleton (from 1 March 2003)	January 2003	12 months	–

	Date of Agreement	Term (Non-contractual)
Other Non-executive Directors		
Dudley Fishburn	January 2001	Three years from 15 December 2000
Dr Rolf Stomberg	March 2001	Three years from 1 May 2001
James Tyrrell	March 2001	Three years from 1 May 2001
Jean de Yturbe	March 2003	One year from 5 March 2003

(1) On termination by the Company within two years of a change of control.

(2) Notice not to be served before 29 April 2004.

(3) Directors who resigned during year, or subsequently.

(4) Mr de Yturbe relinquished his executive duties and was subsequently appointed as a Non-executive director under a letter of appointment dated 20 March 2003.

The Committee continues to believe that the notice periods and termination arrangements are appropriate for the Executive Directors given their seniority and value to the Company and the changes undergone by the Group in recent years. In particular, given that Mr Hearn and his family moved from Australia to the USA, the Committee considered it reasonable for the Company to make a longer initial contractual commitment in order to ensure that he felt able to relocate. Also, service contracts providing for severance terms in excess of 12 months are common in the USA. The Committee believes that the contract arrangements facilitate the relocation of a key executive and his deployment in the most effective manner for the benefit of the Group.

Compensation for Early Termination

The arrangements for termination of a senior executive's contract are decided by the Committee following consultation with the Chief Executive Officer. In some cases, the Committee will recommend a clean break with the individual concerned and a one-off payment will be made at the time of termination based on that individual's contract. In other cases, the Committee may recommend that the contractual entitlement of the individual be paid in instalments following termination.

Outside Directorships

No Executive Director may accept a non-executive directorship without the prior approval of the Committee. As at 30 April 2003, no Executive Director held a non-executive directorship.

Non-executive Directors' Remuneration

The Board (excluding the relevant Director in each case) determines the remuneration of the Non-executive Directors for their services as members of the Board and its Committees in accordance with the Company's Articles of Association. The Board retains discretion to approve additional payments for special services.

Mr Stapleton's appointment agreement provides for an annual salary of £200,000 per annum (inclusive of Non-executive Director's fees) and may be terminated at any time on 12 months' notice.

In addition to his letter of appointment as a Non-executive Director, Mr de Yturbe has a commission agreement pursuant to which he will receive commission in the event that any member of the Group is awarded new business primarily or materially through his efforts. Under the agreement, he will receive up to 5% of the revenue generated by such new business during the 12 consecutive calendar months.

The Non-executive Directors do not participate in any of the incentive or benefit schemes of the Group with the exception of Mr de Yturbe, who retains an interest in options granted in connection with his former executive contract.

In line with the Directors' Remuneration Report Regulations 2002, the Board presents the following graph which compares the performance of the Company's equity share capital on a total shareholder return (TSR) basis for the past five years against the FTSE All-Share Index and the FTSE Media Index. The latter has been selected to demonstrate the Company's performance against those companies which are subject to the same volatility and cyclical performance factors.

Comparative Performance Graph


TSR (re-based to 100 at 31 December 1997)
Cordiant
All Share
Media
350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002

The auditors are required to report on the following information on pages 19 to 22 of the Remuneration Report.

Directors' Remuneration

Year ended 31 December 2002	Salary and fees £'000	Bonus £'000	Bonus as % of salary	Long-term incentive plans £'000	Benefits in kind £'000	Compensation for early termination £'000	Sub-total £'000	Pension costs[1] £'000	Total remuneration £'000
Executive Directors									
Charles Scott (Chairman)	200	–	–	–	25	–	225	32	257
Michael Bungey (CEO)	659[2]	–	–	–	80	–	739	71[3]	810
Arthur D'Angelo	324	–	–	–	16	–	340	9	349
Jean de Yturbe	315	–	–	–	36	–	351	21	372
David Hearn[4]	410	150	37	–	77	–	637	–	637
Peter Schöning	249	–	–	–	10	–	259	–	259
Ian Smith[5]	75	–	–	–	25	–	100	1	101
William Whitehead[5]	107	–	–	–	14	872	993	1	994
Non-executive Directors									
Dudley Fishburn	33	–	–	–	–	–	33	–	33
Dr Rolf Stomberg	32	–	–	–	–	–	32	–	32
James Tyrrell	36	–	–	–	–	–	36	–	36
Total	2,440	150	–	–	283	872	3,745	135	3,880

Year ended 31 December 2001	Salary and fees £'000	Bonus £'000	Bonus as % of salary	Long-term incentive plans £'000	Benefits in kind £'000	Compensation for early termination £'000	Sub-total £'000	Pension costs[1] £'000	Total remuneration £'000
Executive Directors									
Charles Scott (Chairman)	200	–	–	–	20	–	220	32	252
Michael Bungey (CEO)	653	–	–	14	96	–	763	72	835
Arthur D'Angelo	333	–	–	9	15	–	357	9	366
Jean de Yturbe	309	–	–	14	35	–	358	20	378
Peter Schöning	253	–	–	14	10	–	277	–	277
Ian Smith	313	–	–	10	29	–	352	–	352
William Whitehead	444	–	–	9	29	–	482	4	486
Non-executive Directors									
Dudley Fishburn	32	–	–	–	–	–	32	–	32
Professor Theodore Levitt	26	–	–	–	–	–	26	–	26
Dr Rolf Stomberg	31	–	–	–	–	–	31	–	31
James Tyrrell	35	–	–	–	–	–	35	–	35
Total	2,629	–	–	70	234	–	2,933	137	3,070

(1) The amounts for pension costs disclosed in the Executive Directors' remuneration are based on the cash cost to the employing company of defined contribution schemes. Apart from the six Directors noted above, no other Director accrued pension entitlements during 2002.

(2) Mr Bungey's salary includes an amount of £9,846 paid under a tax equalisation scheme in respect of tax paid on his remuneration under US tax law.

(3) Mr Bungey's pension costs include a special payment of £29,133 in respect of benefits due under the Cordiant Group Pension Scheme.

(4) Mr Hearn was appointed to the Board on 29 April 2002. In addition to the costs in the above analysis, in connection with Mr Hearn's appointment, the Group paid certain one-off costs totalling £109,000 relating to the Director and his family's relocation from Australia to the United States of America.

(5) Mr Smith and Mr Whitehead ceased to be directors with effect from 31 March 2002. The figures set out above reflect their salary and benefits until that date. Mr Whitehead subsequently received compensation totalling US$1,308,214 (£872,000) in connection with the termination of his employment.

Arrangements with former Directors

Professor Levitt, who resigned as a Director on 17 December 2001, received US$30,000 for consulting services provided to the Group during the year under review.

Mr Scott resigned as a Director on 28 February 2003 but will continue to receive his contractual benefits until 31 December 2003.

In March 2003, Mr de Yturbe received payment of €547,000 (£341,875) in connection with the cessation of his executive duties.

Mr Bungey has received £749,608 as a result of the termination of his employment on 31 March 2003. Under a separate consulting agreement for the period to 31 March 2004, he is entitled to receive fees of £100,000 and a bonus of up to £50,000 subject to achieving targets agreed with the Company.

Directors' Share Options and Equity Participation Rights

	Scheme	Original date of grant	Exercise price (p)/ advance payment (£)	Number of shares at 31 Dec 2001[1]	Options granted during period	Options exercised during period	Options lapsed during period	Number of shares at 31 Dec 2002[2]	Exercise period
M Bungey	Number 2 Scheme	10-04-92	108	74,814*	–	–	74,814	–	N/a
	1995 Performance				–				
	Share Option Scheme	03-05-95	73	67,498	–	–	–	67,498	May 1998-May 2005
		11-08-95	95	67,497	–	–	–	67,497	Aug 1998-Aug 2005
		19-04-96	130	150,000*	–	–	–	150,000	Apr 2001-Apr 2003
		23-04-97	132	75,000	–	–	–	75,000	Apr 2000-Apr 2007
		23-04-97	132	75,000*	–	–	–	75,000	Apr 2003-Apr 2007
	Equity Participation Plan	18-12-97	58,413	391,648†	–	–	–	391,648	Dec 2000-Dec 2004
		18-12-97	58,413	55,632‡	–	–	–	55,632	Dec 2000-Dec 2004
	Executive Share Option Scheme	25-06-01	41,600	168,750†	–	–	–	168,750	Jun 2004-Jun 2011
		25-06-01	13,887	56,250‡	–	–	–	56,250	Jun 2004-Jun 2011
A D'Angelo	1995 Performance Share Option Scheme	03-05-95	73	33,427	–	–	–	33,427	May 1998-May 2005
		11-08-95	95	33,427	–	–	–	33,427	Aug 1998-Aug 2005
		19-04-96	130	37,500	–	–	–	37,500	Apr 1999-Apr 2006
		19-04-96	130	37,500*	–	–	–	37,500	Apr 2001-Apr 2003
		23-04-97	132	37,500	–	–	–	37,500	Apr 2000-Apr 2007
		23-04-97	132	37,500*	–	–	–	37,500	Apr 2003-Apr 2007
	Equity Participation Plan	18-12-97	38,942	261,097†	–	–	–	261,097	Dec 2000-Dec 2004
		18-12-97	38,942	37,087‡	–	–	–	37,087	Dec 2000-Dec 2004
	Executive Share Option Scheme	25-06-01	32,402	131,250†	–	–	–	131,250	Jun 2004-Jun 2011
		25-06-01	10,801	43,750‡	–	–	–	43,750	Jun 2004-Jun 2011
J de Yturbe	1995 Performance Share Option Scheme	03-05-95	73	40,498	–	–	–	40,498	May 1998-May 2005
		11-08-95	95	40,498	–	–	–	40,498	Aug 1998-Aug 2005
		19-04-96	130	45,000	–	–	–	45,000	Apr 1999-Apr 2006
		19-04-96	130	45,000*	–	–	–	45,000	Apr 2001-Apr 2003
		23-04-97	132	45,000	–	–	–	45,000	Apr 2000-Apr 2007
		23-04-97	132	45,000*	–	–	–	45,000	Apr 2003-Apr 2007
	Equity Participation Plan	18-12-97	38,942	261,097†	–	261,097	–	–	N/a
		18-12-97	38,942	37,087‡	–	37,087	–	–	N/a
	Executive Share Option Scheme	25-06-01	25,922	105,000†	–	–	–	105,000	Jun 2004-Jun 2011
		25-06-01	8,641	35,000‡	–	–	–	35,000	Jun 2004-Jun 2011
D Hearn	Executive Share Option Scheme	20-09-02	50	–	166,667	–	–	166,667	Sep 2005-Sep 2012
		20-09-02	11,602	–	187,500†	–	–	187,500	Sep 2005-Sep 2012
		20-09-02	3,867	–	62,500‡	–	–	62,500	Sep 2005-Sep 2012
P Schöning	1995 Performance Share Option Scheme	19-04-96	130	17,500*	–	–	–	17,500	Apr 2001-Apr 2003
		23-04-97	132	27,500	–	–	–	27,500	Apr 2000-Apr 2007
		23-04-97	132	27,500*	–	–	–	27,500	Apr 2003-Apr 2007
	Equity Participation Plan	18-12-97	38,942	261,097†	–	261,097	–	–	N/a
		18-12-97	38,942	37,087‡	–	37,087	–	–	N/a
	Executive Share Option Scheme	25-06-01	9,258	37,500†	–	–	–	37,500	Jun 2004-Jun 2011
		25-06-01	3,086	12,500‡	–	–	–	12,500	Jun 2004-Jun 2011
C Scott	Number 2 Scheme	10-04-92	107	68,605	–	–	68,605	–	N/a
		10-04-92	107	10,290	–	–	10,290	–	N/a
	1995 Performance Share Option Scheme	03-05-95	73	109,926*	–	–	109,926	–	N/a
		19-04-96	130	150,000*	–	–	–	150,000	Apr 2001-Apr 2003
		23-04-97	132	75,000	–	–	–	75,000	Apr 2000-Dec 2004
		23-04-97	132	75,000*	–	–	–	75,000	Apr 2003-Dec 2004

Directors' Share Options and Equity Participation Rights (continued)

	Scheme	Original date of grant	Exercise price (p)/ advance payment (£)	Number of shares at 31 Dec 2001[1]	Options granted during period	Options exercised during period	Options lapsed during period	Number of shares at 31 Dec 2002[2]	Exercise period
I Smith	1995 Performance Share Option Scheme	23-04-97	132	17,500	–	–	–	17,500	Apr 2000-Apr 2007
		23-04-97	132	17,500*	–	–	–	17,500	Apr 2003-Apr 2007
	Equity Participation Plan	18-12-97	54,519	365,536†	–	–	–	365,536	Dec 2000-Dec 2004
	Executive Share Option Scheme	25-06-01	9,258	37,500†	–	–	–	37,500	Jun 2004-Jun 2011
		25-06-01	3,086	12,500‡	–	–	–	12,500	Jun 2004-Jun 2011
W Whitehead	1995 Performance Share Option Scheme	03-05-95	73	21,213	–	–	–	21,213	May 1998-May 2003
		11-08-95	95	21,213	–	–	–	21,213	Aug 1998-May 2003
		19-04-96	130	45,000	–	–	–	45,000	Apr 1999-May 2003
		19-04-96	130	45,000*	–	–	–	45,000	Apr 2001-Apr 2003
		23-04-97	132	45,000	–	–	–	45,000	Apr 2000-May 2003
		23-04-97	132	45,000*	–	–	–	45,000	Apr 2003-May 2003
	Equity Participation Plan	18-12-97	38,942	261,097†	–	261,097	–	–	N/a
		18-12-97	38,942	37,087‡	–	37,087	–	–	N/a
	Executive Share Option Scheme	25-06-01	32,402	131,250†	–	–	131,250	–	N/a
		25-06-01	10,801	43,750‡	–	–	43,750	–	N/a

(1) Or date of appointment, if later

(2) Or date of resignation, if earlier

* Denotes super options
† Denotes discounted options
‡ Denotes discounted option with TSR-related performance conditions

Gains totalling £55,943 were realised on exercise of options by Directors during the year (2001: £464,614). Mr Schöning exercised options over a total of 298,184 shares on 14 October 2002, which based on a market value of 33.5p on that day, gave rise to a gain of £22,008. On 5 November 2002, Mr de Yturbe exercised options over 298,184 shares which gave rise to a gain of £33,935 based on a market value of 37.5p. Both Mr Schöning and Mr de Yturbe retained the resulting shares.

Certain options held by Messrs Bungey and Scott under the Number 2 Scheme lapsed underwater ten years after the date of grant. Other options held by Mr Scott under the 1995 Performance Option Scheme lapsed underwater seven years after the date of grant. Mr Whitehead surrendered 175,000 discounted options under the Executive Share Option Scheme on termination of his employment in May 2002.

Other than as disclosed above, no options were granted to, or exercised by, Directors during the year, and no options lapsed during the year in respect of such Directors. All exercise prices for the share option schemes have been rounded to the nearest penny.

The Company's register of Directors' interests contains full details of Directors' shareholdings and options to subscribe.

Performance Criteria Applicable to Share Options and Equity Participation Rights
Executive Share Option Scheme
Options granted to participants who are not Directors of the Company will only be exercisable if the annual percentage growth in the Company's earnings per share (EPS) over the performance period exceeds both (a) the annual growth in the UK Retail Price Index over the same period by more than 3% and (b) 5% per annum. The options will only be exercisable in full if the Company's EPS growth exceeds 20% per annum.

75% of the options granted to individual Directors will be exercisable in accordance with the above EPS target. The remaining 25% will be exercisable based on the total shareholder return (TSR) performance of the Company measured against a comparator group initially comprising the following companies from the advertising and media sector – Grey Advertising, Havas Advertising, Interpublic, Omnicom, Publicis, True North Communications, WPP, Aegis, Taylor Nelson Sofres, GWR, Scoot.Com, BskyB, Capital Radio, Carlton Communications, Chime, EMI, Incepta, Maiden, Pearson, Reed International, Tempus, United Business Media, Future Network and Scottish Media.

If the Company's performance places it in the top quartile among that group of companies, all of the latter part of the option will be exercisable. If the Company's performance places it below the median, that part of the option will not be exercisable at all.

Equity Participation Plan
Participants are eligible to receive shares if the Company's EPS growth is higher than the annual increase in the UK Retail Price Index plus 2% over a fixed three year period. If growth is below this hurdle rate, participants lose their investment. Above this level, shares to a maximum of eight times the number of shares that could have been acquired with the original investment, can be issued on a pro-rata basis depending on EPS performance. To achieve maximum allocation requires EPS growth of 25% compound per annum. Half of the vested options are normally exercisable by participants three years after grant with the remainder exercisable one year later.

Awards to Directors of the Company vest as to one half depending on EPS growth as described above. The other half is determined on total shareholder return (TSR) compared to a group of major publicly quoted advertising groups initially comprising of GGT Group, Grey Advertising, Havas, Omnicom, Publicis, Saatchi & Saatchi, Interpublic, True North Communications and WPP.

Performance Share Option Scheme
Participants are eligible to exercise their options dependant on the performance of the Group over a three year period. If EPS growth is higher than the UK Retail Price Index plus 2%, participants may exercise options on a pro-rata basis depending on EPS performance. Full exercise requires EPS growth of 25% compound per annum over three years. One half of the eligible options become exercisable after three years and the remainder one year later.

Other Schemes
Under the 1995 Performance Share Option Scheme, ordinary options are exercisable only if, over any three year period from the date of grant, there is an increase in the EPS of the Company of 6% more than the increase in the UK Retail Price Index. Super options cannot be exercised before the fifth anniversary of the date of grant and only then if the growth in EPS from the date of grant has been sufficient to place the Company in the top quartile of the FTSE 100 companies ranked by reference to growth in earnings per share.

The Zenith Executive Incentive Plan was set up on the basis that a fixed monetary amount of benefit is determined which will be delivered by a combination of options over Cordiant shares and, if necessary, cash. Actual entitlement was determined by measuring the growth in Zenith's operating profit over a three year period.

Value of Shares
During the year, the Company's Ordinary shares traded on the London Stock Exchange opening at 94.5p, with a high of 110.5p and a low of 31.0p during the year, closing at 33.0p on 31 December 2002.

Approved by the Board on 30 April 2003 and signed on its behalf

Dudley Fishburn
Non-executive Director and Chairman, Remuneration Committee

Directors' report

The Directors submit their Annual Report and audited financial statements for the year ended 31 December 2002, which were approved on behalf of the Board on 30 April 2003.

Principal Activities and Review of the Business

The principal activity of the Company is that of a holding company for a global marketing communications group. On pages 2 to 5, the Chairman and Chief Executive Officer present a review of the business during the year and prospects for 2003.

Results and Dividends

The consolidated loss for the year after deducting taxation and minority interests amounted to £233.6 million (2001: £277.6 million loss). The Board does not recommend the payment of a dividend in respect of 2002.

Going Concern

As explained in note 1 to the financial statements on page 32, the Directors have presented the financial statements on a going concern basis. However, until the outcome of the Group's evaluation of its strategic options and negotiations with its lenders, and the implications of this for the Group's future funding structure are known, there is considerable uncertainty about the appropriateness of this basis of presentation.

Directors

David Hearn joined the Board on 29 April 2002 and was appointed Chief Executive Officer with effect from 1 January 2003. Ian Smith and William Whitehead resigned on 31 March 2002. All other Directors served on the Board for the whole year under review.

Since the year end, Andrew Boland has been appointed to the Board as Group Finance Director replacing Arthur D'Angelo who resigned on 3 January 2003. Charles Scott stepped down as Chairman on 28 February 2003 and Nigel Stapleton replaced him as Non-executive Chairman with effect from 1 March 2003. Jean de Yturbe relinquished his executive duties and was appointed Non-executive Director with effect from 5 March 2003. Michael Bungey resigned on 31 March 2003. Directors are given a briefing on their responsibilities as a director on appointment to the Board. Thereafter, individual guidance is provided as required.

The Company's Articles require the Directors to retire by rotation each year at the Annual General Meeting, such that each Director offers himself for re-election at least once every three years. Accordingly, Mr Schöning will retire by rotation and will offer himself for re-election at this year's Annual General Meeting. Mr Stapleton and Mr Boland, who have been appointed by the Board since the last Annual General Meeting, retire, but being eligible, offer themselves for re-election. The retiring Directors have service agreements which may be terminated by the Company at any time on 12 months' notice. On termination in certain circumstances, however, Mr Boland and Mr Schöning are entitled to payment based on more than one year's remuneration. Further details of the Directors' service agreements are set out in the Remuneration Report on page 17.

With the exception of Mr Stapleton, Non-executive Directors do not have a service agreement, but are engaged under a letter of appointment.

The interests of the Directors in the Company's share capital as they appear on the shareholder register maintained by the Company pursuant to Section 325 of the Companies Act 1985 are as set out below:

	Beneficially owned ordinary shares		Ordinary share options and equity participation rights	
	31 December 2002	31 December 2001	31 December 2002	31 December 2001
Michael Bungey	525,798	267,997	1,107,275	1,182,089
Arthur D'Angelo	50,960	50,960	690,038	690,038
Jean de Yturbe	298,184	–	400,996	699,180
Dudley Fishburn	–	–	–	–
David Hearn	–	–	416,667	–
Peter Schöning	358,110	59,926	122,500	420,684
Charles Scott[1]	85,346	85,172	300,000	488,821
Dr Rolf Stomberg	–	–	–	–
James Tyrrell	–	–	–	–

(1) Includes shares in spouse's name.

Mr D'Angelo exercised an option over 298,184 shares on 2 January 2003 and retained the shares. The balance of his options lapsed with effect from 3 January 2003. Mr Boland has options over 150,152 shares in the Company. Mr Stapleton has no interests in the Company's share capital. The following options granted under the 1995 Performance Share Option Scheme lapsed underwater on 19 April 2003: Michael Bungey (150,000), Jean de Yturbe (45,000), Charles Scott (150,000) and Peter Schöning (17,500).

Except as disclosed above, the Directors' interests in the Company's share capital have not changed since 31 December 2002. No Director at any time during the year ended 31 December 2002 had any material interest in any contracts with the Company or any of its subsidiaries. None of the Directors at any time during the year ended 31 December 2002 or subsequently were interested in any debentures of the Company, or shares or debentures of the Company's subsidiaries.

Principal Shareholders
As at 30 April 2003, there were 416,746,373 Ordinary shares in issue.

As at 30 April 2003, the Directors were aware of the following interests in 3% or more of the issued Ordinary share capital of the Company:

	Shares held	Percentage held
UK Active Value Fund	51,945,457	12.46
Millgate Capital Inc	37,750,000	9.06
Artemis Investment Management Limited	36,110,500	8.66
UBS Global Asset Management	34,478,364	8.27
Trimark Investment Management	26,087,600	6.26
Morley Fund Management	20,620,411	4.95
Legal & General Investment Management Limited	14,732,453	3.54

The above holdings may include American Depositary Receipts.

Policy on Payment of Creditors
Neither the Group nor the Company follows a formal code, but operates a prompt payment policy. Due to the global nature of the Group and varying local practices, the operating businesses are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. Payments to suppliers are made in accordance with those terms, provided that the supplier complies with all the relevant terms and conditions. Trade creditors for the Group, expressed as a number of days, were 68 (2001: 67).

Social and Environmental Policy
As a marketing communications group, the Group is primarily a service-based operation. Whilst the Board believes that the effect of the Group's activities on the environment is minimal, it recognises that it has an impact on the environment both directly through the consumption of energy and other resources used throughout its business operations, and indirectly through its supply chain. Every effort is made to ensure that local operations conduct themselves with due consideration to environmental and social issues, in accordance with the Group's Policies and Procedures Manual and Standards of Business Conduct. In order to monitor the environmental impact of its operations, a number of objectives have been set out in the Group's Environmental Policy, a copy of which can be found on the Cordiant website at www.cordiantww.com.

The key areas relevant to the Group include electronic communication, recycling and social investment. Every Group employee is connected via e-mail and the Group's intranet and major offices are connected via video-conferencing facilities. Offices are required by Group policy to minimise waste production, responsibly dispose of waste and maximise the recycling of materials. As a minimum standard, all operating companies are expected to comply with local environmental regulations.

The Group policy sets out clear commitments to human rights and the terms on which staff are employed. As an international Group with operations in over 80 countries, the Group seeks to ensure that each of its operations adopt responsible business practices that avoid contributing to, or perpetuating human rights abuses in countries governed by repressive regimes. The Group fully supports the stance being taken by institutional investors on countries with poor human rights records and adopts Group policies designed to ensure that its operations maintain high standards and adopt responsible business practices.

Employee Matters
The Company encourages staff involvement in the Group's performance via a combination of employee bonus and share option schemes. The Group's intranet is the primary method of consulting with staff and keeping them informed of the Group's aims and performance. Where local law permits, the Group recruits, employs and develops staff on the basis of their qualifications and experience regardless of sex, marital status, race, nationality, age or religion. Likewise, it is Group policy to give full and fair consideration to applications for employment from the training, career development and promotion of, disabled people and those who become disabled whilst in the Company's employ, having regard to their particular abilities and aptitudes.

Charitable Contributions
Each business within the Group is responsible for its own policy on charitable donations, thus allowing companies to support local organisations and initiatives. Support may include pro bono or not-for-profit work as well as a variety of individual and company-sponsored fundraising activities. The Group made charitable donations of £90,000 in the year (2001: £231,000) of which £24,000 was paid to UK-based charities (2001: £35,000). It is Group policy not to make donations to political parties.

Auditors
KPMG Audit Plc have indicated their willingness to continue in office and a resolution re-appointing them as auditors and authorising the Directors to determine their remuneration will be proposed at the Annual General Meeting.

Annual General Meeting
The 2003 Annual General Meeting is expected to be held in July and a separate notice containing full details of the AGM will be sent to shareholders in due course.

At the Company's Annual General Meeting on 26 June 2002, shareholders approved a resolution authorising the Company to make market purchases of up to 40,597,000 of its own Ordinary shares. That authority remained in effect at 31 December 2002 and has not been exercised.

On behalf of the Board

Denise Williams ACIS, Secretary
1-5 Midford Place
London W1T 5BH

30 April 2003

Statement of Directors' responsibilities

The Directors are required by company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

The Directors confirm that the financial statements comply with the above requirements.

The Directors are responsible for maintaining adequate accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the members of Cordiant Communications Group plc

We have audited the financial statements on pages 28 to 59. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 26, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 14 to 15 reflect the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the director's remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board, except that the scope of our work was limited as explained below.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error.

However, as more fully explained in note 1 to the financial statements, the Directors are actively investigating alternative strategic options for the Group in the light of the ongoing negotiations with its principal lenders and the recently announced loss of a major client. Since the Directors have not yet brought their consideration of the various strategic options available to the Group to the stage where the implications for the Group's future funding structure and the extent and nature of any disposal programme to be put in place are sufficiently clear, the evidence available to us was limited and in consequence we were unable to carry out auditing procedures necessary to obtain adequate assurance regarding the Directors' assessment of the appropriateness of preparing the financial statements on a going concern basis.

Any adjustments to the financial statements that would result from preparing the financial statements on a basis other than that of a going concern could have a significant impact on the assets and liabilities of the Company and the Group as at 31 December 2002 and on the results of the Group for the year then ended.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion: disclaimer on view given by financial statements

Because of the significance of the limitation in evidence available to us, as described above, we are unable to form an opinion as to whether the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 or of the loss of the Group for the year then ended. In all other respects, in our opinion the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

In respect solely of the limitation on our work relating to the appropriateness of the going concern basis of preparation we have not obtained all the information and explanations that we consider necessary for the purpose of our audit.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

30 April 2003

Consolidated profit & loss account

	Note	Continuing operations 2002 £m	2001 £m
Turnover			
Group and share of joint ventures		**3,246.3**	3,499.8
Less: Share of joint ventures		**(1,107.4)**	(1,064.8)
Group turnover		**2,138.9**	2,435.0
Cost of sales		**(1,606.2)**	(1,830.0)
Revenue			
Group and share of joint ventures		**569.6**	639.9
Less: Share of joint ventures		**(36.9)**	(34.9)
Group revenue	2	**532.7**	605.0
Operating expenses before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses		**(495.7)**	(568.5)
Goodwill amortisation	14	**(28.9)**	(44.1)
Exceptional goodwill impairment charges	14	**(171.1)**	(224.8)
Exceptional operating expenses	6	**(45.6)**	(27.6)
Total operating expenses		**(741.3)**	(865.0)
Group operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses		**37.0**	36.5
Goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses		**(245.6)**	(296.5)
Group operating loss		**(208.6)**	(260.0)
Share of operating profits:			
Joint ventures	3	**3.8**	5.1
Associated undertakings	3	**1.5**	1.4
Goodwill amortisation on joint venture	3	**(1.9)**	(0.4)
		3.4	6.1
Loss on ordinary activities before interest and tax		**(205.2)**	(253.9)
Net interest payable and similar items	7	**(20.8)**	(16.0)
FRS 12 – finance charge	23	**(0.6)**	(0.9)
Amounts written off investments	16	**(1.6)**	–
Loss on ordinary activities before tax		**(228.2)**	(270.8)
Tax on loss on ordinary activities	8	**(1.4)**	(4.5)
Loss on ordinary activities after tax		**(229.6)**	(275.3)
Equity minority interests		**(4.0)**	(2.3)
Retained loss for the financial year	25	**(233.6)**	(277.6)
Basic and diluted loss per Ordinary share	10	**(57.6)p**	(71.3)p
Basic and diluted headline loss per Ordinary share	10	**(7.4)p**	(2.1)p
Adjusted basic and diluted headline earnings per Ordinary share	10	**3.6p**	3.6p

The results for 2002 and 2001 are all derived from continuing operations.

Consolidated cash flow statement

	Note	2002 £m	2001 £m
Net cash inflow from operating activities pre exceptional items		46.2	52.7
Net cash outflow from exceptional operating items		(25.8)	(9.3)
Net cash inflow from operating activities	11	20.4	43.4
Dividends from associated undertakings and joint ventures		2.0	5.3
Returns on investments and servicing of finance	12	(23.8)	(17.2)
Taxation	12	(4.7)	(13.4)
Capital expenditure and financial investment	12	(5.3)	(24.7)
Acquisitions and disposals	12	(8.4)	(13.6)
Equity dividends paid		–	(8.1)
Cash outflow before financing		(19.8)	(28.3)
Management of liquid resources	12	0.2	0.6
Issue of ordinary share capital		–	4.1
External loans drawn less repaid		(4.3)	(70.1)
Guaranteed senior loan notes due after one year		–	119.9
Capital element of finance lease payments		(0.9)	(1.7)
Net cash (outflow)/inflow from financing		(5.0)	52.8
(Decrease)/increase in cash for the year		(24.8)	24.5
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash for the year		(24.8)	24.5
Cash outflow/(inflow) from debt financing		5.2	(48.7)
Cash inflow from cash deposits		(0.2)	(0.6)
Loans acquired with subsidiaries		–	(6.8)
Translation difference and non-cash movements		11.1	0.5
Movement in net debt in the year		(8.7)	(31.1)
Net debt at beginning of year	13	(143.0)	(111.9)
Net debt at end of year	13	(151.7)	(143.0)

Consolidated statement of total recognised gains and losses

	Note	2002 £m	2001 £m
Loss attributable to Ordinary shareholders		(233.6)	(277.6)
Translation adjustment	25	(6.1)	3.7
Unrealised gain on disposal of joint venture and subsidiary undertaking	25	–	44.4
Total recognised losses relating to the year		(239.7)	(229.5)
Prior year adjustment recognised in prior year accounts on adoption of FRS 19		–	4.1
Total recognised losses since previous annual report		(239.7)	(225.4)

Consolidated balance sheet

	Note	2002 £m	2001 £m
Fixed assets			
Intangible assets – goodwill	14	263.5	478.3
Tangible assets	15	41.4	60.6
Investments	16	15.8	17.9
Investments in joint venture			
Share of gross assets	17	148.9	152.9
Goodwill	17	36.8	38.2
Share of gross liabilities	17	(158.7)	(164.9)
		27.0	26.2
		347.7	583.0
Current assets			
Work in progress		24.6	24.8
Debtors – due within one year	18	338.3	418.3
Debtors – due after one year	18	22.1	27.4
Investments	19	0.7	0.9
Cash at bank and in hand	13	96.0	123.5
		481.7	594.9
Creditors – due within one year	20	(454.6)	(556.3)
Net current assets		27.1	38.6
Total assets less current liabilities		374.8	621.6
Creditors – due after one year	20	(251.8)	(264.0)
Provisions for liabilities and charges	23	(42.1)	(40.5)
Net assets		80.9	317.1
Capital and reserves			
Called up share capital	24,25	205.3	200.4
Share premium account	25	174.4	178.4
Other reserves	25	119.9	214.4
Profit and loss account	25	(430.1)	(286.4)
Equity shareholders' funds		69.5	306.8
Equity minority interests		11.4	10.3
Total capital employed		80.9	317.1

The reconciliation of movement in equity shareholders' funds is given in note 25 on page 49.

These financial statements were approved by the Board of Directors on 30 April 2003, and were signed on its behalf by Andrew Boland, Group Finance Director.

Company balance sheet

	Note	2002 £m	2001 £m
Fixed assets			
Investments	16	**384.0**	597.5
Current assets			
Debtors	18	**0.4**	1.3
Current Liabilities			
Creditors – due within one year	20	**(34.4)**	(25.0)
Net current liabilities		**(34.0)**	(23.7)
Net assets		**350.0**	573.8
Capital and reserves			
Called up share capital	24,25	**205.3**	200.4
Share premium account	25	**174.4**	178.4
Other reserves	25	**78.1**	170.4
Profit and loss account	25	**(107.8)**	24.6
Equity shareholders' funds		**350.0**	573.8

These financial statements were approved by the Board of Directors on 30 April 2003, and were signed on its behalf by Andrew Boland, Group Finance Director.

1 Principal accounting policies

Basis of accounting
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards and with the Companies Act 1985.

In February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal programme. Prior to the expected agreement of new financing terms with its lenders on 29 April 2003, one of its major clients, Allied Domecq plc, notified Cordiant of its intention to terminate its contract with the Group with effect from October 2003. Whilst the direct impact of this client loss on revenue in 2003 is not expected to be material, the Group will incur associated restructuring costs in the current year and there will be a substantial impact on operating profit from 2004 onwards.

Following Allied Domecq's decision, Cordiant is now working actively with its lenders to amend the financing terms and, in addition, the Board is also actively investigating its strategic options for the Group which include, amongst other actions, the realisation of value through disposals, and alternative financing arrangements to reflect its revised circumstances.

Discussions with the lenders have progressed well and Cordiant has reached an agreement in principle, subject to contract, for continuing financing arrangements to 15 July 2003 whilst the Board concludes its review of strategic options and agrees new financing terms consistent with the outcome of that process. These financing arrangements incorporate a waiver of existing financial covenants and continued access to existing committed undrawn facilities. Cordiant expects to make a further announcement once documentation has been signed.

The financial statements have been presented on a going concern basis. However, until the outcome of the Group's evaluation of its strategic options and negotiations with its lenders, and the implications of this for the Group's future funding structure are known, there is considerable uncertainty about the appropriateness of this basis of presentation.

The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty described above, it is not currently possible to determine the extent and quantification of such adjustments but these might include the reclassification of creditors due in more than one year to less than one year, the write-down of the carrying value of goodwill in the balance sheet to the best estimate of its net realisable value on disposal, the write-down of certain assets carried on a value in use basis to net realisable value, and the disclosure of or provision for additional liabilities.

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

Consolidation
The consolidated financial statements incorporate the financial statements of Cordiant Communications Group plc and all its subsidiary undertakings made up to 31 December 2002. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition and up to the date of disposal. In accordance with the Companies Act 1985, s230(4), a separate company profit and loss account of Cordiant Communications Group plc is not presented although it was approved by the Directors on 30 April 2003.

Turnover, cost of sales and revenue
Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Revenue is derived from commissions or fees. Traditionally, revenue was calculated as a commission based on total media and production expenditure. In recent years, changes in compensation arrangements have meant that revenue has become a mixture of commissions and fees, which are negotiated and agreed with clients on an individual basis. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement.

For project based businesses, revenue is derived from a mixture of fees for services performed and retainer fees, which are specific to the contract with the client. In such cases, revenue is recognised when the service has been performed, in accordance with the contractual arrangements and the stage of completion of the work.

Pension costs
Retirement benefits for employees of most companies in the Group are provided by either defined contribution or defined benefit schemes, which are funded by contributions from Group companies and employees.

The Group's share of contributions to defined contribution schemes is charged against profits of the year for which they are payable and the cost of providing defined benefits is charged against profit, in accordance with the recommendations of independent actuaries, in such a way as to provide for the liabilities evenly over the remaining working lives of the employees.

Employee share schemes
Payments made by participants to acquire options under the Equity Participation Plan and the Executive Share Option Scheme (together the Plans) are credited to capital as 'Shares to be issued'. The estimated cost of awards is expensed as a charge to the profit and loss account on a straight-line basis over the period to which the performance criteria of the Plans relate. In compliance with UITF abstract 17 "Employee share schemes", the periodic charge to the profit and loss account is credited to reserves. On exercise of options under the Plans the original cash paid by employees to participate in the scheme is transferred from shares to be issued to share capital and share premium.

Leases
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the shorter of its estimated useful life and the lease term. Future instalments under such leases, net of finance charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligation for future instalments.

All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight-line basis over the life of the lease.

Goodwill
Purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments) was written off to reserves in the year of acquisition. Goodwill written off directly to reserves and not previously charged to the Group's profit and loss account is included in determining the profit or loss on disposal of a subsidiary or on closure of a business.

Purchased goodwill arising from acquisitions on and after 1 January 1998 has been capitalised as an intangible fixed asset.

From January 2001, goodwill arising from acquisitions on and after 1 January 1998 has been amortised on a straight-line basis over its useful life up to a 20 year period, from date of acquisition.

Capitalised goodwill is reviewed for impairment at the end of the first full financial year following the acquisition, and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Contingent consideration payments are calculated in accordance with the acquisition agreement. Where the payments are based on the future results of the business, the most recent budget and projections for the business are used in the estimation process.

Fixed assets
Tangible fixed assets are stated at historical cost less accumulated depreciation. Additions, improvements and major renewals are capitalised. Maintenance repairs and minor renewals are expensed as incurred. The cost of tangible fixed assets less the estimated residual value is written off by equal annual instalments over the expected useful lives of the assets as follows:

Long leasehold properties:	– 50 years.
Short leasehold properties with terms of less than 50 years:	– Period of lease.
Furniture and equipment:	– Between 4 and 10 years.
Motor vehicles:	– 4 years.

Long-term investments are valued at cost, less amounts provided for any permanent diminution in value.

Joint ventures and associated undertakings
The Group's share of the profits less losses of all significant joint ventures and associated undertakings is included in the Group profit and loss account. The carrying value of significant joint ventures and associated undertakings in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings.

Work in progress
Work in progress is stated at the lower of cost and net realisable value, and comprises mainly outlays incurred on behalf of clients, and work in progress under project arrangements. Provision is made for irrecoverable costs where appropriate.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Property provisions
In accordance with FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", the Group's property provisions have been discounted, using a risk-free rate, to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for ongoing operations. The periodic unwinding of the discount is treated as an imputed interest charge and is disclosed as "FRS 12 – finance charge".

Debt finance costs
Finance costs associated with the issuance of debt and other capital instruments are charged to the profit and loss account over the term of the instrument.

Derivatives
Interest rate swaps
The net interest paid or received under interest rate swaps is recorded on an accruals basis and included within net interest in the profit and loss account.

Forward exchange contracts
Forward exchange contracts are used by the Group to hedge known cross-currency cash flows. These instruments are accounted for as hedges from the inception of the contract.

Where the instrument is used to hedge against future settlement of transactions, gains and losses are recognised at the inception of the hedge in the profit and loss account.

If the underlying exposure changes, or ceases to exist, the contract is terminated and the exchange gain or loss on termination is recognised in the profit and loss account immediately.

Note 28 sets out all related FRS 13 "Derivatives and Other Financial Instruments" disclosures.

Exchange gains and losses
Profit and loss accounts and cash flow statements in foreign currencies are translated into sterling at the average rate during the year, with the year end adjustment to closing rates being taken to reserves. Assets and liabilities in foreign currencies are translated using the rates of exchange ruling at the balance sheet date.

Gains and losses on translation of the opening net assets of overseas subsidiaries and those arising from the retranslation of long-term foreign currency borrowing used to finance foreign currency investments, are taken to reserves.

All other exchange differences are taken to the profit and loss account.

The Group's principal trading currencies and the exchange rates used against £ sterling are as follows:

	Average rates		Closing rates	
	2002	2001	**2002**	2001
US Dollar	**1.50**	1.44	**1.61**	1.46
Euro	**1.59**	1.61	**1.53**	1.63
Australian Dollar	**2.82**	2.79	**2.86**	2.84
Korean Won (000s)	**1,880**	1,860	**1,910**	1,910

2 Segmental information

Group revenue by business segment	2002 £m	2001 £m
Advertising and Integrated Marketing	410.1	458.0
Specialist Communications	122.6	147.0
Total	**532.7**	605.0

Group operating profit by business segment	2002 £m	2001 £m
Advertising and Integrated Marketing	27.1	16.9
Specialist Communications	9.9	19.6
Group operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses	37.0	36.5
Goodwill amortisation, exceptional goodwill impairment charges	(200.0)	(268.9)
Exceptional operating expenses	(45.6)	(27.6)
Group operating loss	**(208.6)**	(260.0)

The directors consider that it is more appropriate to show a business segment analysis of revenue than turnover.

Total Group operating loss after goodwill amortisation, exceptional impairment charges and exceptional operating expenses by business segment are: Advertising and Integrated Marketing £(61.9) million (2001: £(98.1) million) and Specialist Communications £(146.7) million (2001: £(161.9) million).

The business segment analysis for 2001 has been restated to reflect the transfer of certain businesses, including CCG.XM, between Advertising and Integrated Marketing and Specialist Communications. The effect of this has been to increase revenues and decrease operating profits for Advertising and Integrated Marketing in 2001 by £10.1 million and £4.4 million respectively, and to decrease revenues and increase operating profits for Specialist Communications in 2001 by £10.1 million and £4.4 million respectively.

Net assets by business segment	2002 £m	2001 £m
Advertising and Integrated Marketing	(37.3)	(28.1)
Specialist Communications	(21.2)	(10.4)
	(58.5)	(38.5)
Goodwill and investments in joint ventures and associates	297.4	511.6
Deferred and contingent cash consideration	(6.3)	(13.0)
Net financial items	(151.7)	(143.0)
Net assets	**80.9**	317.1

Net financial items represent cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

Net assets before financial items by business segment are: Advertising and Integrated Marketing £89.1 million (2001: £147.0 million) and Specialist Communications £143.5 million (2001: £313.1 million).

The business segment analysis for 2001 has been restated to reflect the transfer of certain businesses, including CCG.XM, between Advertising and Integrated Marketing and Specialist Communications. The effect of this has been to respectively increase and decrease the net assets before goodwill and investments, deferred and contingent consideration and net financial items of Advertising and Integrated Marketing and Specialist Communications in 2001 by £10.0 million.

2 Segmental information (continued)

Group revenue by geographical area	2002 £m	2001 £m
United Kingdom	**110.4**	118.6
North America	**142.8**	190.3
Continental Europe	**135.2**	143.6
Asia Pacific and Latin America	**144.3**	152.5
Total	**532.7**	605.0

Group operating profit by geographical area	2002 £m	2001 £m
United Kingdom	**14.4**	13.7
North America	**7.0**	12.3
Continental Europe	**4.0**	5.8
Asia Pacific and Latin America	**11.6**	4.7
Group operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses	**37.0**	36.5
Goodwill amortisation and exceptional goodwill impairment charges	**(200.0)**	(268.9)
Exceptional operating expenses	**(45.6)**	(27.6)
Group operating loss	**(208.6)**	(260.0)

The Directors consider that it is more appropriate to show a geographical analysis of revenue than turnover. Revenue by geographic destination is not materially different from revenue by geographic origin.

Total Group operating (loss)/ profit after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses by geographical area is: United Kingdom £(96.2) million (2001: £(45.2) million), North America £(88.3) million (2001: £(160.4) million), Continental Europe £(25.4) million (2001: £(10.3) million) and Asia Pacific and Latin America £1.3 million (2001: £(44.1) million).

Net assets by geographical area	2002 £m	2001 £m
United Kingdom	**(25.2)**	(17.0)
North America	**(41.6)**	(34.0)
Continental Europe	**26.9**	20.1
Asia Pacific and Latin America	**(18.6)**	(7.6)
	(58.5)	(38.5)
Goodwill and investments in joint ventures and associates	**297.4**	511.6
Deferred and contingent cash consideration	**(6.3)**	(13.0)
Net financial items	**(151.7)**	(143.0)
Net assets	**80.9**	317.1

Net financial items represent cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

Net assets before net financial items by geographical area are: United Kingdom £86.5 million (2001: £187.3 million), North America £64.6 million (2001: £155.5 million), Continental Europe £60.7 million (2001: £72.6 million) and Asia Pacific and Latin America £20.8 million (2001: £44.7 million).

2 Segmental information (continued)

The Bates Group was established in the final quarter of 2002. The table below sets out the segmental results of the Group as if the Bates Group structure had been in place for 2002 and 2001.

Group revenue by geographical area	2002 £m	2001 £m
United Kingdom	86.4	88.9
Americas	145.7	190.4
Continental Europe	96.3	101.1
Asia Pacific	125.8	132.8
Bates Group	454.2	513.2
Other businesses	78.5	91.8
Total	532.7	605.0

Group operating profit by geographical area	2002 £m	2001 £m
United Kingdom	12.6	6.9
Americas	7.9	10.0
Continental Europe	2.3	(0.1)
Asia Pacific	10.1	6.1
Bates Group	32.9	22.9
Other businesses	4.1	13.6
Group operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses	37.0	36.5
Goodwill amortisation and exceptional goodwill impairment charges	(200.0)	(268.9)
Exceptional operating expenses	(45.6)	(27.6)
Group operating loss	(208.6)	(260.0)

3 Joint venture and associated undertakings

Group share of joint venture and associated undertakings' operating profits by geographical area	2002 £m	2001 £m
United Kingdom	1.2	1.5
North America	2.1	2.8
Continental Europe	1.2	1.4
Asia Pacific and Latin America	0.8	0.8
Operating profit before goodwill amortisation	5.3	6.5
Goodwill amortisation on joint venture	(1.9)	(0.4)
Total operating profit	3.4	6.1

Group's share of joint venture and associated undertakings' operating profits by business segment	2002 £m	2001 £m
Advertising and Integrated marketing	5.0	6.5
Specialist Communications	0.3	–
Operating profit before goodwill amortisation	5.3	6.5
Goodwill amortisation on joint venture	(1.9)	(0.4)
Total operating profit	3.4	6.1

4 Employees

	2002 Number	2001 Number
United Kingdom	1,621	1,720
North America	1,492	2,016
Continental Europe	2,478	2,486
Asia Pacific and Latin America	3,012	3,198
Average number of Group employees	8,603	9,420
Advertising and Integrated Marketing	7,322	7,932
Specialist Communications	1,281	1,488
Average number of Group employees	8,603	9,420

	2002 £m	2001 £m
Wages and salaries	273.6	318.7
Social security costs	26.7	29.3
Pension costs – see note 30	10.0	10.9
Total (pre exceptional) – see note 5	310.3	358.9

5 Operating expenses

	2002 £m	2001 £m
Staff and other associated costs (pre exceptional) – see note 4	310.3	358.9
Depreciation of owned fixed assets (pre exceptional) – see note 15	15.9	17.3
Depreciation of assets held under finance leases – see note 15	0.9	0.6
Profit/ (loss) on sale of tangible fixed assets	(0.1)	0.9
Operating leases – plant and machinery	2.6	3.1
– leasehold property net of sublease income	28.0	32.5
Auditor's remuneration– audit*	1.6	1.7
– other fees paid to the auditors and their associates (pre exceptional)	0.4	2.1
Other operating expenses (pre exceptional)	136.1	151.4
Goodwill amortisation	28.9	44.1
Exceptional goodwill impairment charges	171.1	224.8
Exceptional operating expenses – see note 6	45.6	27.6
	741.3	865.0

*The Company audit fee was £2,000 (2001: £2,000).

Within Exceptional operating expenses is an amount of £1.3 million paid to the auditors in respect of costs associated with renegotiating the Group's financing arrangements in April 2002. No other fees, other than those disclosed in the table above, were paid to the auditors and their associates in the year.

In 2001 £1.8 million was paid to the auditors relating to advice on the integration of acquired companies and associated corporate reorganisations. An amount of £1.0 million was also paid to the auditors, which was capitalised as part of the goodwill arising on acquisitions.

Net operating expenses are all administrative expenses.

The total depreciation and amortisation of all tangible and intangible assets is £53.6 million and this is comprised of £22.8 million of depreciation, £28.9 million of amortisation on goodwill held in respect of subsidiary undertakings and £1.9 million of amortisation in respect of goodwill held in respect of the joint venture.

6 Exceptional operating expenses

	2002 £m	2001 £m
Severance	21.6	20.9
Property provisions[(a)]	8.0	2.9
Asset write-downs – exceptional depreciation	6.0	3.6
Moving and reorganisation costs[(a)]	4.9	–
Disposals and closure costs	1.6	–
Other	–	0.2
	42.1	27.6
Financing expenses	3.5	–
Total exceptional operating expenses	45.6	27.6

In the first half of 2002, the Group incurred exceptional severance costs of £2.3 million as a result of the loss of a key client in North America. In September 2002, Cordiant's management announced a wide ranging programme to reduce the Group's cost base. The principal element of this exercise was the integration of Bates Worldwide, 141 Worldwide, Fitch:Worldwide and Healthworld to form the Bates Group and involved headcount reductions, property rationalisation, co-location initiatives and asset write-downs. In addition to the Bates Group integration, there were other cost reduction initiatives throughout the Group which led to changes in senior management, further reductions in headcount and property costs as well as the disposal, closure or re-organisation of certain loss making operations.

The Group also incurred an exceptional financing expense of £3.5 million in respect of the legal and professional costs associated with the renegotiation of its principal financing arrangements in April 2002.

The tax effect of the exceptional operating items is an estimated credit of £1.1 million (2001: £5.2 million). The tax credit is relatively low because the majority of the exceptional items arise in countries with unrelieved tax losses.

(a) Property provisions are stated after a credit of £3.3 million (2001: £nil) relating to excess property accruals established in respect of acquisitions completed prior to 2001. Moving and reorganisation costs are also stated after a similar credit of £0.6 million (2001: £nil).

7 Net interest payable and similar items

	2002 £m	2001 £m
Interest payable and similar items		
Bank loans and overdrafts	9.6	10.6
Other borrowings	10.1	8.6
Finance leases and hire purchase	0.1	0.1
Bank fees	4.1	1.7
Foreign exchange	0.5	0.2
	24.4	21.2
Interest receivable and similar items		
Cash and deposits	(2.1)	(2.9)
Group net interest payable and similar items	22.3	18.3
Joint ventures	(1.5)	(2.2)
Associated undertakings	–	(0.1)
Net interest payable and similar items	20.8	16.0

8 Tax on ordinary activities

	2002 £m	2001 £m
UK corporation tax at 30% (2001: 30%)	0.1	0.7
Less: Relief for overseas tax	(0.1)	(0.2)
Adjustment in respect of prior year	(0.2)	(0.9)
UK deferred tax	–	(0.3)
Group UK taxation	(0.2)	(0.7)
Overseas taxation	6.2	6.1
Overseas deferred tax	(1.5)	(1.2)
Overseas adjustment in respect of prior year	(5.4)	(3.2)
Group taxation	(0.9)	1.0
Joint ventures	2.0	3.0
Associated undertakings	0.3	0.5
Tax on ordinary activities	1.4	4.5

Reconciliation of the Group's current tax to the United Kingdom statutory rate:

	2002 £m	2001 £m
Tax on pre tax loss at 30% (2001: 30%)	(68.4)	(81.2)
Effects of:		
Permanent differences between expenditures charged in arriving at income and expenditures allowed for tax purposes including goodwill:		
UK	2.1	0.5
US	(3.5)	0.6
Rest of World	1.2	2.4
Goodwill	60.5	80.6
Tax effect of timing differences	6.2	5.3
Differences between UK and overseas standard tax rates	(0.6)	(0.6)
Unrelieved losses	11.0	2.5
Adjustment in respect of prior year	(5.6)	(4.1)
Current tax	2.9	6.0

9 Dividend

The Board does not recommend the payment of a dividend for the year ended 31 December 2002. No dividend was paid with respect to the year ended 31 December 2001.

10 Earnings per share

	2002		2001	
	£m	pence	£m	pence
Losses attributable to Ordinary shareholders	(233.6)	(57.6)	(277.6)	(71.3)
Goodwill amortisation and impairment*	201.9	49.8	269.3	69.2
Amounts written off investments	1.6	0.4	–	–
Headline losses**	(30.1)	(7.4)	(8.3)	(2.1)
Exceptional operating items (tax effected)	44.5	11.0	22.4	5.7
Adjusted earnings***	14.4	3.6	14.1	3.6
		Shares m		Shares m
Weighted average number of shares		405.5		389.2

Basic loss per share is calculated using losses attributable to Ordinary shareholders and weighted average number of shares.

Basic headline loss per share is calculated using headline losses attributable to Ordinary shareholders and weighted average number of shares.

In accordance with FRS 14 "Earnings per share", no diluted effect is shown in respect of share options and contingent consideration as a result of the basic loss per share.

* Includes £1.9 million (2001: £0.4 million) amortisation of goodwill on the joint venture.

** The definition of headline earnings is given in the Statement of Investment Practice No. 1 published by the United Kingdom Society of Investment Professionals. Amongst other items, Headline earnings excludes items relating to the amortisation and impairment of goodwill capitalised on the balance sheet, and has been disclosed to assist the reader's understanding of the Group's performance.

*** Adjusted earnings per share is based on continuing operating profits before goodwill charges and exceptional operating expenses and is presented to show a clearer representation of the results of the business going forward. Adjusted basic earnings per share is calculated using adjusted earnings and weighted average number of shares.

11 Reconciliation of Group operating loss to net cash inflow from operating activities

	2002			
	Pre exceptional £m	Exceptional £m	Total £m	2001 £m
Group operating profit/ (loss)	8.1	(216.7)	(208.6)	(260.0)
Depreciation	16.8	6.0	22.8	21.5
Goodwill amortisation and impairment	28.9	171.1	200.0	268.9
(Profit)/ loss on sale of tangible fixed assets	(0.1)	–	(0.1)	0.9
Profit on sale of business	–	(0.4)	(0.4)	–
(Increase)/ decrease in work in progress	(0.7)	–	(0.7)	10.6
Decrease in debtors	70.0	–	70.0	51.5
(Decrease)/ increase in creditors and provisions (excluding the utilisation of property provisions)	(74.4)	16.2	(58.2)	(46.7)
Utilisation of property provisions	(2.4)	(2.0)	(4.4)	(3.3)
Net cash inflow/ (outflow) from operating activities	46.2	(25.8)	20.4	43.4

12 Analysis of cash flow items

	2002 £m	2001 £m
Returns on investments and servicing of finance		
Interest received	**2.1**	2.7
Interest paid	**(19.9)**	(16.8)
Interest element of finance lease rental payments	**(0.1)**	(0.1)
Bank fees	**(3.6)**	(1.5)
Dividends paid to minorities	**(2.3)**	(1.5)
Net cash outflow from returns on investments and servicing of finance	**(23.8)**	(17.2)
Taxation paid		
UK corporation tax received/ (paid)	**1.6**	(3.2)
Overseas tax paid	**(6.3)**	(10.2)
Net tax paid	**(4.7)**	(13.4)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(6.6)**	(21.5)
Sale of tangible fixed assets	**1.9**	1.5
Purchase of other fixed asset investments	**(0.7)**	(4.9)
Sale of other fixed asset investments	**0.1**	0.2
Net cash outflow from capital expenditure and financial investment	**(5.3)**	(24.7)
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(9.4)**	(23.0)
Sale of subsidiary undertaking	**0.6**	–
Purchase of joint venture and associated undertakings	**(0.2)**	(0.7)
Sale of associated undertaking	**0.6**	(0.6)
Net cash acquired with subsidiaries	**–**	10.7
Net cash outflow from acquisitions and disposals	**(8.4)**	(13.6)
Management of liquid resources		
Cash deposits	**0.2**	0.6
Net cash inflow from management of liquid resources	**0.2**	0.6

13 Analysis of net debt

	At 1 January 2002 £m	Cash flows £m	Exchange and non-cash movements £m	At 31 December 2002 £m
Cash at bank and in hand	123.5	(26.3)	(1.2)	**96.0**
Bank overdrafts	(10.4)	1.5	0.9	**(8.0)**
	113.1	(24.8)	(0.3)	**88.0**
External debt due within one year	(18.9)	12.0	–	**(6.9)**
External debt due after one year	(235.3)	(7.7)	11.4	**(231.6)**
Finance leases	(2.5)	0.9	–	**(1.6)**
	(256.7)	5.2	11.4	**(240.1)**
Cash deposits – current asset investments	0.6	(0.2)	–	**0.4**
Net debt	(143.0)	(19.8)	11.1	**(151.7)**

13 Analysis of net debt (continued)

	At 1 January 2001 £m	Cash flows £m	Acquisitions* £m	Exchange and non-cash movements £m	At 31 December 2001 £m
Cash at bank and in hand	99.8	26.0	–	(2.3)	123.5
Bank overdrafts	(9.0)	(1.5)	–	0.1	(10.4)
	90.8	24.5	–	(2.2)	113.1
External debt due within one year	(127.3)	114.4	(6.8)	0.8	(18.9)
External debt due after one year	(73.0)	(164.2)	–	1.9	(235.3)
Finance leases	(3.7)	1.1	–	0.1	(2.5)
	(204.0)	(48.7)	(6.8)	2.8	(256.7)
Cash deposits – current asset investments	1.3	(0.6)	–	(0.1)	0.6
Net debt	(111.9)	(24.8)	(6.8)	0.5	143.0

*excluding cash and overdrafts

14 Intangible assets – goodwill

	2002 £m
Cost	
At beginning of year	743.4
Additions	5.6
Disposals	(0.4)
Translation adjustment	(51.8)
At end of year	**696.8**
Amortisation	
At beginning of year	(265.1)
Disposals	0.1
Amortisation	(28.9)
Impairment	(171.1)
Translation adjustment	31.7
At end of year	**(433.3)**
Net book value	
At beginning of year	478.3
At end of year	**263.5**

The additions to goodwill during the year ended 31 December 2002 relate to movements in contingent consideration.

The Group has continued to monitor the goodwill values in the light of poor growth prospects in the industry and in accordance with FRS 11. In conducting the impairment review, the Group compared the net present value to the carrying value of its investments by discounting the estimated future net cash flows of the business. The discount rates used were between 11.6% and 16% and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the different levels of geographical and business risks within the Group. The review indicated that in the case of a number of acquisitions, the carrying value was not supported in full. As a result, a write-down of £171.1 million has been reflected in the year ended 31 December 2002.

As described in note 1 these financial statements have been prepared on a going concern basis. There is considerable uncertainty about the appropriateness of this basis of presentation. If the going concern assumption was not appropriate there could be a writedown of the carrying value of goodwill in the balance sheet.

15 Tangible fixed assets

Group	Freehold property £m	Leasehold improvements – long £m	Leasehold improvements – short £m	Information technology equipment £m	Furniture and other equipment £m	Motor vehicles £m	Total £m
Cost							
At beginning of year	1.4	3.8	31.0	43.1	34.6	3.7	117.6
Translation adjustment	–	(0.3)	(1.0)	(1.7)	(0.9)	–	(3.9)
Additions	–	0.5	1.0	2.8	1.8	0.5	6.6
Disposals	–	(0.3)	(4.0)	(10.8)	(5.8)	(2.0)	(22.9)
Reclassification	–	(0.2)	0.4	1.0	(1.2)	–	–
At end of year	**1.4**	**3.5**	**27.4**	**34.4**	**28.5**	**2.2**	**97.4**
Depreciation							
At beginning of year	0.1	0.6	10.5	24.2	19.9	1.7	57.0
Translation adjustment	–	(0.2)	(0.7)	(1.1)	(1.0)	0.1	(2.9)
Charge for the year – ongoing	0.1	0.3	3.0	8.0	4.7	0.7	16.8
Charge for the year – exceptional	0.1	1.2	0.9	1.6	2.2	–	6.0
Charge for the year – total	0.2	1.5	3.9	9.6	6.9	0.7	22.8
Disposals	–	(0.3)	(3.4)	(10.3)	(5.5)	(1.4)	(20.9)
Reclassification	–	(0.1)	0.7	0.2	(0.8)	–	–
At end of year	**0.3**	**1.5**	**11.0**	**22.6**	**19.5**	**1.1**	**56.0**
Net book value							
At beginning of year	1.3	3.2	20.5	18.9	14.7	2.0	60.6
At end of year	**1.1**	**2.0**	**16.4**	**11.8**	**9.0**	**1.1**	**41.4**
Net book value of assets held under finance leases included above							
At beginning of year	–	–	–	0.5	0.1	–	0.6
At end of year	**–**	**–**	**–**	**0.1**	**–**	**–**	**0.1**

Net book value of land and buildings, which includes freehold property and leasehold improvements, at 31 December 2001 was £19.5 million (2001: £25.0 million).

16 Investments

Group	Associated undertakings					
	Share of net assets £m	Goodwill £m	Sub-total £m	Own shares £m	Long-term* investments £m	Total £m
Cost						
At beginning of year	4.0	3.1	7.1	2.4	8.4	17.9
Additions	0.2	–	0.2	–	–	0.2
Disposals	(0.7)	(0.1)	(0.8)	–	(0.2)	(1.0)
Share of retained earnings for the financial year	0.4	–	0.4	–	–	0.4
At end of year	**3.9**	**3.0**	**6.9**	**2.4**	**8.2**	**17.5**

16 Investments (continued)

Group	Associated undertakings					
	Share of net assets £m	Goodwill £m	Sub-total £m	Own shares £m	Long-term investments* £m	Total £m
Provisions						
At beginning of year	–	–	–	–	–	–
Additions	–	–	–	1.7	–	1.7
At end of year	**–**	**–**	**–**	**1.7**	**–**	**1.7**
Net book value						
At beginning of year	4.0	3.1	7.1	2.4	8.4	17.9
At end of year	**3.9**	**3.0**	**6.9**	**0.7**	**8.2**	**15.8**

*All long-term investments are unlisted.

The total for all investments, including investments in joint ventures, is £42.8 million (2001: £44.1 million).

The Cordiant Communications Group 2001 Employee Benefit Trust was established on 21 June 2001 to encourage and facilitate the holding of shares by or for the benefit of the employees of the Group. The trust purchases the Company's shares in the market, and it may use discretionary powers to grant options over these shares to selected employees under certain employees' share schemes or to provide benefits to the Group's employees in other ways. The trust has an independent, professional trustee, Ogier Employee Benefit Trustee Limited, and is currently financed by advances from the Group. The Group accounts for its own shares as a fixed asset investment. Costs of administering the scheme are charged to the profit and loss account as they are incurred. At 31 December 2002 the Cordiant Communications Group 2001 Employee Benefit Trust owned 1.2 million (2001: 1.2 million) shares with a nominal value of £0.6 million (2001: £0.6 million) and a market value of £0.4 million (2001: £1.1 million) and these are held for the long-term benefit of the employees of the Group. The Trustee has agreed under the Trust Deed dated 21 June 2001 to waive, at the Company's discretion, all rights to any future dividends which may be payable on any shares in the Company held in trust. Such waivers of dividends payable during the year ended 31 December 2002 amounted to £nil.

£0.1 million has been charged as an operating cost in the 31 December 2002 to reflect the cost of compensation of those share options which have been granted and are expected to vest in the future.

In light of the fall in the price of the Company's shares during the current year, the Board has reconsidered the value at which the Cordiant Communications Group 2001 Employee Benefit Trust's investment in the Company's shares should be stated in the balance sheet. As a result of this review, the Board has concluded that it is prudent to make provision of £1.6 million against the investment, to reflect the market value of these shares at 31 December 2002.

Company	Group undertakings				
	Investments £m	Loans £m	Sub-total £m	Other £m	Total £m
Cost					
At beginning of year	349.8	511.5	861.3	0.3	861.6
Additions	20.8	103.1	123.9	–	123.9
Disposals	(60.9)	(9.0)	(69.9)	–	(69.9)
At end of year	**309.7**	**605.6**	**915.3**	**0.3**	**915.6**
Provisions					
At beginning of year	24.3	239.8	264.1	–	264.1
Additions	37.3	229.9	267.2	0.3	267.5
At end of year	**61.6**	**469.7**	**531.3**	**0.3**	**531.6**
Net book value					
At beginning of year	325.5	271.7	597.2	0.3	597.5
At end of year	**248.1**	**135.9**	**384.0**	**–**	**384.0**

Except where otherwise indicated, the Company either directly or indirectly owned 100% of each class of the issued shares of the undertakings listed below. All these undertakings are advertising and marketing communications companies.

In light of the exceptional goodwill impairment charges discussed in note 14, provisions of £267.2 million have been made against corresponding investments in the Company balance sheet.

16 Investments (continued)

The country of operation and registration of the principal undertakings were as follows:

England	Bates UK Limited
	Financial Dynamics Limited
Australia	George Patterson Pty Limited
Germany	Scholz & Friends AG (77% Ordinary)
Korea	Diamond Ad Ltd (80% Ordinary)
US	Bates Advertising USA, Inc.
	GHBM, Inc.

A full list of Group companies will be included in the Company's annual return.

In the opinion of the Directors, these undertakings principally affect the results and assets of the Group. In addition to the companies shown above, the Group also holds investments in other subsidiaries and associated undertakings.

17 Joint venture

The share of the assets of the joint venture at 31 December 2002 is disclosed below:

	2002 £m	2001 £m
Goodwill	**36.8**	38.2
Share of fixed assets	**1.9**	2.1
Share of current assets	**147.0**	150.8
Share of gross assets (including goodwill)	**185.7**	191.1
Share of liabilities due within one year	**(156.1)**	(162.2)
Share of liabilities due after one year	**(2.6)**	(2.7)
Share of gross liabilities	**(158.7)**	(164.9)
Share of joint venture	**27.0**	26.2

Under the terms of the Group's contractual agreement with Publicis Groupe SA, the directors consider Zenith Optimedia Group Limited to be a joint venture. Zenith Optimedia Group Limited is an investment holding company with subsidiary groups carrying on the business of media planning and buying in the advertising industry. The Group owns 25% of the class 'A' shares and controls 25% of the Zenith Optimedia Group Limited. The class 'A' shares have a nominal value of 50p. The class 'B' shares have a nominal value of £1 and 'A' and 'B' shares rank pari passu in all respects as if they constituted one class of shares.

The goodwill on the acquisition of Zenith Optimedia Group Limited is being amortised over 20 years and amortisation for the year ended 31 December 2002 was £1.9 million (2001: £0.4 million). During the year a fair value adjustment of £0.5 million was made to increase the goodwill in respect of an additional liability incurred in connection with the transaction.

18 Debtors

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Due within one year:				
Trade debtors	289.2	358.1	–	–
Amounts due from joint venture and associated undertakings	0.4	0.3	–	–
Deferred tax	7.6	6.5	–	–
Other debtors	18.5	27.0	0.4	1.3
Prepayments and accrued income	22.6	26.4	–	–
Total	338.3	418.3	0.4	1.3
Due after one year:				
Deferred tax	0.5	–	–	–
Other debtors	3.9	6.3	–	–
Prepayments and accrued income	17.7	21.1	–	–
Total	22.1	27.4	–	–
Total debtors	360.4	445.7	0.4	1.3

Total Group other debtors amounted to £22.4 million (2001: £33.3 million). Total Group prepayments and accrued income amounted to £40.3 million (2001: £47.5 million).

The deferred tax debtor is comprised as follows:

	2002 £m	2001 £m
Tax losses	2.1	0.5
Other timing losses	6.0	6.0
Total	8.1	6.5

A deferred tax asset of £93.6 million (2001: £83.0 million) relating to carried forward losses and other timing differences has not been recognised. The tax benefit of these losses and timing differences can only be realised through the offset against particular types of future income, for example, capital gains, and in particular taxation jurisdictions. In the opinion of the Directors, there is not sufficient evidence presently available that such income will be generated to support the recognition of all such assets.

19 Current asset investments

	2002 £m	2001 £m
Cash deposits	0.4	0.6
Other – unlisted	0.3	0.3
Total	0.7	0.9

20 Creditors

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Due within one year:				
Bank loans	**6.9**	18.9	**–**	–
Bank overdrafts	**8.0**	10.4	**26.7**	10.4
Finance leases and hire purchase	**1.4**	2.2	**–**	–
Tax and social security	**33.8**	39.2	**0.2**	–
Trade creditors	**272.6**	325.4	**–**	–
Amounts due to subsidiary undertakings	**–**	–	**4.0**	11.7
Amounts due to joint venture and associated undertakings	**2.2**	5.0	**–**	–
Accruals and deferred income	**115.7**	135.4	**–**	–
Other creditors	**14.0**	19.8	**3.5**	2.9
Total	**454.6**	556.3	**34.4**	25.0
Due after one year:				
Bank loans	**122.9**	115.4	**–**	–
Guaranteed Senior Notes	**108.7**	119.9	**–**	–
Finance leases and hire purchase	**0.2**	0.3	**–**	–
Tax and social security	**10.9**	18.8	**–**	–
Accruals and deferred income	**5.3**	3.7	**–**	–
Other creditors	**3.8**	5.9	**–**	–
Total	**251.8**	264.0	**–**	–

Maturity of bank loans, overdrafts and Guaranteed Senior Notes

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
In one year or less	**14.9**	29.3	**26.7**	10.4
In more than one year but not more than two years	**122.9**	4.2	**–**	–
In more than two years but not more than five years	**27.9**	111.2	**–**	–
In more than five years	**80.8**	119.9	**–**	–
Total	**246.5**	264.6	**26.7**	10.4

As at 31 December 2002, an amount of £0.8 million (2001: £2.0 million) included in bank loans and overdrafts was secured by charges over assets. In addition an amount of £235.3 million of Guaranteed Senior Notes and bank loans was secured by guarantees by certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. As at 31 December 2001, an amount of £231.0 million of the Group's borrowings was secured by guarantees from certain subsidiaries. Liabilities under finance leases are secured on the assets leased.

In April 2002, the Group completed the re-negotiation of certain terms of its syndicated credit facility and Guaranteed Senior Notes. The coupon payable on Guaranteed Senior Notes was increased to 9.25% per annum from 7.61%. Interest payable on each advance under the syndicated credit facility is now LIBOR or EURIBOR plus a margin of 3.25% per annum. Certain other deferred fees are payable depending on financial performance. The syndicated credit facility and the Guaranteed Senior Notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, the Group is subject to certain restrictions on its use of cash flow, including acquisition payments, capital expenditure, dividends and their use of disposal proceeds. The Guaranteed Senior Notes mature in April 2011 and had an average life of eight years at issue in April 2001 taking into account scheduled repayments of $35.0 million (£21.7 million) per annum from April 2007. The holders of the Guaranteed Senior Notes are entitled to require the Company to pre-pay the Notes in November 2004 (or upon any refinancing of the Group's syndicated bank facilities if earlier) with a 'make-whole' penalty, unless the Group meets certain financial tests at that time (see note 26).

Pursuant to the Amended and Restated Loan Agreement dated as of 19 April 2002, the Group may pay annual (not interim dividends) out of its available excess cash flow in respect of any fiscal year after 31 December 2001, provided that the Group satisfies certain financial conditions, particularly with respect to debt ratios, so long as there are no events of default under the Amended and Restated Loan Agreement.

As described in note 1, in February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal programme.

Discussions with the lenders have progressed well and Cordiant has reached an agreement in principle, subject to contract, for continuing financing arrangements to 15 July 2003 whilst the Board concludes its review of strategic options and agrees new financing terms consistent with the outcome of that process. These financing arrangements incorporate a waiver of existing financial covenants and continued access to existing committed undrawn facilities.

21 Finance leases

Gross obligations under finance leases due after more than one year	2002 £m	2001 £m
Within two to five years	0.2	0.3

22 Guarantees

In addition to the amounts described in note 20, the Company has guaranteed £0.1 million (2001: £4.4 million) of borrowings of subsidiary undertakings. At 31 December 2002 in total £235.4 million (2001: £235.4 million) of such borrowings were outstanding.

The Company has guaranteed the operating lease commitments relating to leasehold property of certain subsidiary undertakings. The leases are for various periods up to the year 2013 and the total obligations at 31 December 2002 at current rents amounted to £156.8 million (2001: £184.5 million). In addition, the Company has given other guarantees incurred in the normal course of business of £36.3 million (2001: £107.6 million) in aggregate.

In 1997 the Company gave guarantees in respect of obligations by Saatchi & Saatchi plc companies, which remain in force. Saatchi & Saatchi Limited (formerly Saatchi & Saatchi plc) has undertaken to indemnify Cordiant Communications Group plc for any liability under these guarantees. These guarantees include operating lease commitments relating to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at 31 December 2002 were £145.3 million (2001: £174.9 million).

Other guarantees given by Group companies to third parties amounted to £9.5 million at 31 December 2002 (2001: £5.8 million).

23 Provisions

Provisions for liabilities and charges	Deferred taxation restated £m	Property £m	Pensions and similar employment obligations £m	Other £m	Total £m
Gross provisions					
At beginning of the year	0.5	24.4	18.8	1.2	44.9
Translation adjustment	–	(0.5)	(1.4)	–	(1.9)
Profit and loss account	0.1	9.0	2.8	(0.9)	11.0
Utilised	–	(4.4)	(3.6)	–	(8.0)
At end of the year	**0.6**	**28.5**	**16.6**	**0.3**	**46.0**
Discount					
At beginning of the year	–	4.4	–	–	4.4
Profit and loss account	–	0.1	–	–	0.1
Unwinding of discount utilisation	–	(0.6)	–	–	(0.6)
At end of the year	**–**	**3.9**	**–**	**–**	**3.9**
Net book value					
At beginning of the year	0.5	20.0	18.8	1.2	40.5
At end of the year	**0.6**	**24.6**	**16.6**	**0.3**	**42.1**

Further disclosure regarding the deferred tax asset are shown in note 18.

The property provision is the estimated future cost of the Group's onerous leases based on known and estimated rental subleases. The cost includes provisions for required dilapidation costs and any anticipated future rental shortfalls. Other provisions comprise certain contingent liabilities where the timing and nature of the settlement is uncertain but considered probable.

Of the provisions for pensions and similar employment obligations, £1.0 million (2001: £1.1 million) relates to defined contribution schemes, £0.3 million (2001: £0.3 million) relates to the defined benefit scheme, £2.7 million (2001: £3.0 million) relates to an unfunded deferred compensation plan (see note 30), £10.3 million (2001: £11.4 million) relates to a separate arrangement to provide post-retirement benefits (see note 30), and £2.3 million (2001: £3.0 million) relates to other overseas statutory requirements.

Analysis of leasehold property provisions by years:	2002 £m	2001 £m
Within one year	7.6	3.8
One to two years	6.3	2.5
Two to five years	6.6	7.6
After five years	4.1	6.1
Total	24.6	20.0

24 Share capital

	2002 £m	2001 £m
Authorised share capital of the Company	260.0	260.0
Allotted, called up and fully paid:		
410.7 million Ordinary shares of 50p each (2001: 400.9 million)	205.3	200.4

During the year the Company issued 2.2 million Ordinary shares of 50p each for consideration of £1.7 million pursuant to receipt of notices to exercise options from employees of the Group. In addition, the Company issued 7.6 million Ordinary shares of 50p each for a total consideration of £6.3 million in respect of the settlement of contingent consideration on previous transactions.

25 Movement in shareholders' funds

Group	Share capital £m	Share premium £m	Other reserves £m	Profit and loss account £m	Total 2002 £m	Total 2001 £m
At beginning of the year	200.4	178.4	214.4	(286.4)	306.8	467.4
Consideration for acquisitions in the year	–	–	–	–	–	62.5
Adjustments to contingent consideration	3.8	0.1	(1.5)	–	2.4	2.5
Exercising of employee share schemes	1.1	0.6	(0.4)	(1.3)	–	4.1
Release of reserves against investment and loan provisions	–	–	(95.1)	95.1	–	–
Loss retained for the year	–	–	–	(233.6)	(233.6)	(277.6)
Gain on sale of joint venture and subsidiary undertaking – unrealised	–	–	–	–	–	44.4
Realisation of gain on sale of joint venture and subsidiary undertaking	–	–	(2.2)	2.2	–	–
Reclassification of reserves	–	(4.7)	4.7	–	–	–
Translation adjustment	–	–	–	(6.1)	(6.1)	3.7
Other movements	–	–	–	–	–	(0.2)
At end of the year	205.3	174.4	119.9	(430.1)	69.5	306.8

Group other reserves at 31 December 2002 comprise merger reserve £22.8 million (2001: £29.8 million), shares to be issued £8.8 million (2001: £13.1 million), special reserve £25.7 million (2001: £25.7 million), warrant reserve £20.8 million (2001: £20.8 million), an unrealised gain on the sales of joint venture and subsidiary undertaking of £41.8 million (2001: £44.0 million) and other reserves of £nil (2001: £81.0 million).

As at 31 December 2002 the cumulative goodwill written off on acquisitions prior to 1 January 1998 amounted to £115.5 million (2001: £115.5 million).

Company	Share capital £m	Share premium £m	Other reserves £m	Profit and loss account £m	Total 2002 £m	Total 2001 £m
At beginning of the year	200.4	178.4	170.4	24.6	573.8	669.5
Consideration for acquisitions in the year	–	–	–	–	–	62.5
Adjustments to contingent consideration	3.8	0.1	(1.5)	–	2.4	2.5
Exercising of employee share schemes	1.1	0.6	(0.4)	–	1.3	8.6
Release of reserves against investments and loan provisions	–	–	(95.1)	95.1	–	–
Profit attributable to Ordinary shareholders	–	–	–	(227.5)	(227.5)	(189.0)
Gain on sale of joint venture	–	–	–	–	–	19.7
Reclassification of reserves	–	(4.7)	4.7	–	–	–
At end of the year	205.3	174.4	78.1	(107.8)	350.0	573.8

25 Movement in shareholders' funds (continued)

Company other reserves at 31 December 2002 comprise merger reserve £22.8 million (2001: £29.8 million), shares to be issued £8.8 million (2001: £13.1 million), special reserve £25.7 million (2001: £25.7 million), warrant reserve £20.8 million (2001: £20.8 million), and other reserves of £nil million (2001: £81.0 million).

Within the profit and loss account are non-distributable reserves of £17.1 million.

The special reserve is also non distributable other than for the purpose of paying up shares in a bonus issue of fully paid shares.

The reclassification of reserves relates to the issue of shares in respect of certain earn-out payments made in 2001 and should have been taken to the merger reserve.

26 Commitments and Contingent Liabilities

The Group is committed to make certain capital payments in the form of deferred consideration and earnouts. The Directors' best estimate of commitments, totalling £14.0 million (2001: £24.6 million), have been accrued in the balance sheet. Of this amount £6.3 million (2001: £13.0 million) is payable in cash with the remaining £7.7 million (2001: £11.6 million) being payable in new Ordinary shares. Actual share based payments and cash based payments made in the year were £6.3 million and £9.5 million, respectively. The calculations for the earn-outs accrued at the year end are based on the Group's contractual obligations and the Directors' best estimate of future obligations, which are dependent on the future performance of the interests acquired. At 31 December 2002 the Group had the following other commitments in respect of capital expenditure and non-cancellable operating leases for the following year:

Capital expenditure:	2002 £m	2001 £m
Committed but not provided for	–	0.7

Non-cancellable operating leases which expire:	Land and buildings £m	Other £m	2002 £m	2001 £m
Within one year	1.5	1.5	3.0	4.1
Within two to five years	5.5	2.1	7.6	8.6
Over five years	14.8	–	14.8	16.3
Total	21.8	3.6	25.4	29.0

Contingent Liabilities

Make-whole penalty
The make-whole penalty arises on any prepayment of the Guaranteed Senior Notes ('Notes').

The make-whole penalty, if triggered under certain circumstances, is calculated as the discounted interest differential on the level of prepaid debt at the applicable coupon rate and the available market rate on US treasury stock at the time of redemption plus a margin of 0.5%. In the case of a change in control situation triggering the make-whole penalty, the coupon rate applicable to the make-whole calculation is 9.25% per annum. For all the other make-whole calculations the coupon rate is 7.61% per annum. The discount calculation is calculated on the basis of the redeemed Notes and is performed over the remaining life of such Notes. The total Guaranteed Senior Notes of $175.0 million mature in April 2011 and annual repayments of $35.0 million are due from April 2007 until maturity.

Put options
The Group has entered into agreements with certain shareowners of the partially owned subsidiaries to acquire additional equity interests in the future. These agreements typically contain options requiring the Group to purchase their shares at specified times up to 2011 for consideration calculated on the basis of average earnings both before and after the exercise of the option.

All agreements contain clauses that cap the maximum consideration payable by the Group. On the basis of the relevant companies' current financial performance, the estimated amount that would be payable by the Group in respect of these options, if all such options were exercised, is £13.7 million, all of which is payable in cash.

At 31 December 2002, none of these options were exercised.

27 Transactions with related parties

During the year turnover billed to the Group in the ordinary course of business by the joint venture Zenith Optimedia Group Limited and the associated undertaking, The Facilities Group Limited, was:

	2002 £m	2001 £m
Media services	33.0	79.7
Production	0.9	1.0
Total	33.9	80.7

The balances with joint ventures and associated undertakings at 31 December 2002 are disclosed in notes 18 and 20.

No Director had any material interest in any contracts with the Company or any of its subsidiaries or owned shares in any subsidiary.

28 Derivatives and other financial instruments

Set out below is an outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments:

Financial instruments – Group policy

The Group finances its operations by a mixture of retained earnings, bank borrowings and fixed rate long-term loans. The bank borrowings comprise borrowings under the central £155.9 million bank facility (2001: $225.0 million, £154.1 million) and other short-term bank overdraft borrowings. All bank borrowings incur floating rates of interest.

Group policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in the year under review are fixed and floating rate borrowings, interest rate caps and swaps and forward foreign currency contracts. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not enter into transactions of a speculative nature or unrelated to the Group's trading activities.

Interest rate risk

The Group is exposed to increases in interest rates on floating rate borrowings and to decreases in interest rates on fixed rate borrowings. The majority of the Group's fixed and floating rate borrowings are denominated in sterling or US dollars. The Group's policy is to manage this exposure primarily via interest rate swaps, which seek to produce a balance of fixed and floating rate debt in line with Group policy.

As at 31 December 2002, a fixed to floating US dollar swap with maturity in 2011, in line with the expected maturity of the Guaranteed Senior Notes, was in place.

Liquidity risk

The Group's objective is to maintain a balance between continuity of financing and flexibility through the use of borrowings with a range of maturities. Targets for minimum liquidity against committed banking facilities are managed on a daily basis, and performance is regularly reported to the Board.

Foreign currency risk

The Group has significant and diverse investments in foreign operations. The Group's balance sheet and profit and loss account can therefore be materially affected by movements in exchange rates. It is not the Group's policy to manage net assets via balance sheet hedging, or to hedge the translation of international profits. The Group seeks to mitigate the effect of translation currency exposures by borrowing in the same currencies as the profits used to service the borrowings where practicable.

The Group uses foreign exchange contracts to hedge transaction exposures on cash repatriations from its international operations and cross-border trading.

The following numerical disclosures relate to the Group's financial assets and financial liabilities as defined in FRS 13 "Derivatives and Other Financial Instruments".

For the purpose of the disclosures which follow in this note, short-term debtors and creditors, which arise directly from the Group's operations, apart from the currency disclosures, have been excluded as permitted under FRS 13. As defined, short-term intragroup debtors, creditors, financing, pensions and other post-retirement benefit assets and liabilities that fall within the scope of SSAP 24 are also excluded from the analysis. The disclosures therefore focus on those financial instruments, which play a significant medium to long term role in the financial risk profile of the Group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page 62.

28 Derivatives and other financial instruments (continued)

Foreign exchange and Interest rate management

Foreign exchange and interest rate exposures are managed centrally by the Group's treasury operations based in London. The Board determines policies governing the use of financial instruments.

The Group's interest rate management policy is to protect a significant proportion of the Group's borrowing requirement from material movements in interest rates. As at 31 December 2002, a fixed to floating US dollar swap with maturity in 2011 in line with the expected maturity of the Guaranteed Senior Notes was in place.

Interest rate profile

The interest rate profile of the financial liabilities of the Group was:

	2002				2001			
Currency	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Sterling	123.0	–	0.6	123.6	91.9	20.1	3.8	115.8
US Dollars	33.6	80.7	0.1	114.4	36.6	89.1	2.4	128.1
Korean Won	–	–	–	–	–	10.4	–	10.4
Other	7.5	3.4	5.6	16.5	12.2	6.8	6.8	25.8
Total	164.1	84.1	6.3	254.5	140.7	126.4	13.0	280.1

Fixed rate financial liabilities

	2002		2001	
Currency	Weighted average interest rate %	Weighted average period to maturity months	Weighted average interest rate %	Weighted average period to maturity months
Sterling	–	–	5.3	19
US Dollars	9.3	70	7.6	82
Korean Won	–	–	11.0	1
Other	3.4	26	12.1	19
Total	9.0	68	7.8	62

The floating rate financial liabilities comprise bank borrowings under the Group's revolving credit facility and amounts swapped from fixed rate to floating rate. These liabilities bear interest at rates set in advance for periods ranging from one week to six months by reference to LIBOR for the sterling and US dollar liabilities, or the applicable inter-bank offer rates or prime lending rates for all other liabilities.

The fixed rate liabilities comprise amounts outstanding under the Guaranteed Senior Notes (net of amounts swapped to floating rate).

The financial liabilities, on which no interest is paid, are liabilities relating to committed future acquisition cash payments due after one year. The weighted average period to maturity of these liabilities is 10 months (2001: 16 months).

The interest rate profile of the financial assets of the Group was:

	2002			2001		
Currency	Floating rate financial assets £m	Fixed rate financial assets £m	Total £m	Floating rate financial assets £m	Fixed rate financial assets £m	Total £m
Sterling	0.1	–	0.1	0.2	–	0.2
Korean Won	0.2	–	0.2	0.2	–	0.2
Other	2.0	0.1	2.1	2.1	0.2	2.3
Total	2.3	0.1	2.4	2.5	0.2	2.7

28 Derivatives and other financial instruments (continued)

Fixed rate financial assets

Currency	2002 Weighted average interest rate %	2002 Weighted average period to maturity months	2001 Weighted average interest rate %	2001 Weighted average period to maturity months
Other	5.1	3	2.4	2

The floating rate financial assets comprise loans to employees and other third parties, on which interest is fixed quarterly on an arms length basis by reference to the appropriate inter-bank rate and short-term money market deposits and investments funds bearing interest at rates fixed on an overnight basis by reference to the applicable inter-bank reference rates where appropriate.

Currency exposures

The Group's currency exposures, that give rise to the net currency gains and losses recognised in the profit and loss account, comprise the financial assets and financial liabilities of the Group which are not denominated in the functional currency of the individual operating entity to the extent these are not matched. As at 31 December 2002, after taking into account forward contracts, the Group had no material currency exposures.

The Group enters into foreign currency contracts primarily for the purpose of hedging the remaining known cross-currency cash flows. Certain other items, which could materially impact the Group's profit and loss account if unhedged, are also covered by foreign currency contracts. Foreign exchange contracts with a total nominal value of £34.6 million were outstanding at 31 December 2002 (2001: £106.2 million). It is Group policy to hedge only known exposures and not to speculate on foreign currency movements.

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, excluding short-term creditors as defined, is as follows:

Expiring	2002 £m	2001 £m
In one year or less, or on demand	21.4	37.2
In more than one year but not more than two years	124.0	9.7
In more than two years but not more than five years	22.1	113.3
In more than five years	87.0	119.9
Total	**254.5**	280.1

As described in note 1 and in note 20, in February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal programme.

Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date were as follows:

Expiring	2002 £m	2001 £m
In one year or less	3.9	8.8
In more than two years but not more than five years	29.3	42.9
Total	**33.2**	51.7

28 Derivatives and other financial instruments (continued)

In addition to the Guaranteed Senior Notes ($175.0 million, fully drawn), the Group had committed central bank facilities of £155.9 million, of which £126.6 million was drawn at 31 December 2002 (2001: £111.2 million). The Group also had other committed borrowing facilities of £3.9 million, none of which were drawn at 31 December 2002 (2001: other committed facilities of £8.8 million, none of which were drawn at 31 December 2001). The maturity profile of the Guaranteed Senior Notes and committed central bank facilities is as follows:

Expiring	2002 £m	2001 £m
In one year or less	3.9	19.3
In more than one year but not more than two years	155.9	–
In more than two years but not more than five years	–	154.1
In more than five years	108.7	119.9
Total	268.5	293.3

Group borrowings other than those disclosed above are uncommitted borrowings, and as such could become repayable on demand at 31 December 2002. A total of £11.2 million of such borrowings were outstanding at 31 December 2002 (2001: £22.9 million). An allowance for repayment of uncommitted borrowings is made when evaluating the Group's liquidity against central committed facilities.

Fair values of financial assets and liabilities

Set out below is a comparison by category of the book values of the Group's financial assets and liabilities:

	2002		2001	
Primary instruments held to finance the Group's operations:	Book values £m	Fair values £m	Book values £m	Fair values £m
Short-term borrowings and current portion of long-term borrowings	(139.5)	(139.5)	(147.2)	(147.2)
Long-term borrowings	(108.7)	(123.6)	(119.9)	(126.9)
Cash deposits	0.5	0.5	0.6	0.6
Other financial liabilities	(6.3)	(5.6)	(13.0)	(11.0)
Other financial assets	1.9	1.9	1.9	1.9
Derivative instruments held to manage the interest rate and currency profile:				
Interest rate swap	–	3.8	–	0.1
Foreign currency contracts	–	0.1	–	0.3

Market values have been used to determine the fair value of forward foreign currency contracts. The fair values of interest rate swaps have been calculated using indicative bank valuations of applicable contracts outstanding as at 31 December 2002. The Group had various interest rate and foreign exchange hedging contracts outstanding at the year end in relation to underlying currency and interest rate exposures. The Group had no material unrecognised gains or losses on such hedges at either 31 December 2002 or 31 December 2001.

29 Employee share schemes

Options outstanding at 31 December 2002 under the Company's share option schemes are shown below:

	Date of grant	Number of shares	Exercise price	Options exercisable
1995 Performance Option Scheme	May 1995	189,635	73p	May 1998 to May 2005
	Aug 1995	189,634	95p	Aug 1998 to Aug 2005
	Apr 1996	192,500	130p	Apr 1999 to Apr 2006
	Apr 1996	477,500*	130p	Apr 2001 to Apr 2003
	Apr 1997	420,000	132p	Apr 2000 to Apr 2007
	Apr 1997	572,500*	132p	Apr 2003 to Apr 2007
Demerger 1995 Performance Option Scheme	May 1995	41,462	73p	May 1998 to Dec 2004
	Aug 1995	41,463	95p	Aug 1998 to Dec 2004
	Apr 1996	98,750	130p	Apr 1999 to Dec 2004
	Apr 1996	248,750*	130p	Apr 2001 to Apr 2003
	Apr 1997	165,000	132p	Apr 2000 to Dec 2004
	Apr 1997	186,250*	132p	Apr 2003 to Dec 2004
Performance Share Option Scheme	Dec 1997	3,034,129	105p	Dec 2000 to Dec 2004
	May 1998	559,138	124p	May 2001 to May 2005
	Mar 1999	1,061,013	165p	Mar 2002 to Mar 2006
	Aug 1999	62,322	177p	Aug 2002 to Aug 2006
	Mar 2000	162,621	359p	Mar 2003 to Mar 2007
	Aug 2000	60,230	347p	Aug 2003 to Aug 2007
	Dec 2000	89,248	247p	Dec 2003 to Dec 2007
Equity Participation Plan	Dec 1997	3,537,999	105p	Dec 2000 to Dec 2004
	Mar 1999	80,029	165p	Mar 2002 to Mar 2006
Zenith Executive Incentive Plan	Apr 1999	30,823	161p	Apr 2002 to Apr 2006
Healthworld Grants	Nov 1997	69,314	129p	Mar 2000 to Nov 2004
	Nov 1997	337,165	130p	Mar 2000 to Nov 2007
	Nov 1997	108,305	143p	Mar 2000 to Nov 2007
	Feb 1998	64,991	216p	Mar 2000 to Feb 2003
	Feb 1998	30,324	217p	Mar 2000 to Feb 2008
	Feb 1998	31,503	238p	Mar 2000 to Feb 2003
	Feb 1998	11,809	239p	Mar 2000 to Feb 2003
	Jul 1998	129,966	218p	Mar 2000 to Jul 2008
	Jul 1998	28,148	216p	Mar 2000 to Jul 2005
	Dec 1998	34,903	155p	Mar 2000 to Dec 2008
	Dec 1998	243,021	156p	Mar 2000 to Dec 2008
	Jan 1999	10,830	198p	Mar 2000 to Jan 2006
	Feb 1999	90,255	209p	Mar 2000 to Feb 2006
	Apr 1999	8,664	173p	Mar 2000 to Apr 2006
	Aug 1999	58,050	180p	Mar 2000 to Aug 2009
	Nov 1999	866,440	252p	Apr 2001 to Nov 2009
1999 Lighthouse Global Network Grants	Jan 1999	62,538	31p	Sep 2000 to Jan 2009

29 Employee share schemes (continued)

	Date of grant	Number of shares	Exercise price	Options exercisable
2000 Lighthouse Global Network Grants	Apr 2000	1,405,101	165p	Sep 2000 to Apr 2010
	Apr 2000	75,893	190p	Sep 2000 to Apr 2010
	Apr 2000	26,992	216p	Sep 2000 to Apr 2010
	Apr 2000	36,481	241p	Sep 2000 to Apr 2010
	Apr 2000	7,818	165p	Sep 2000 to Apr 2010
	Apr 2000	20,847	165p	Sep 2000 to Apr 2010
	Apr 2000	2,606	165p	Sep 2000 to Apr 2010
	Apr 2000	16,846	216p	Sep 2000 to Apr 2010
	Apr 2000	30,227	165p	Sep 2000 to Apr 2010
	Apr 2000	31,270	216p	Sep 2000 to Apr 2010
	Apr 2000	51,666	165p	Sep 2000 to Apr 2010
	Apr 2000	10,423	165p	Sep 2000 to Apr 2010
	Apr 2000	5,212	165p	Sep 2000 to Apr 2010
	Apr 2000	26,058	190p	Sep 2000 to Apr 2010
	May 2000	52,117	165p	Sep 2000 to Jan 2010
	May 2000	11,356	216p	Sep 2000 to Jan 2010
	May 2000	289,718	241p	Sep 2000 to May 2010
	May 2000	31,269	165p	Sep 2000 to May 2010
	May 2000	2,606	165p	Sep 2000 to May 2010
	May 2000	13,717	241p	Sep 2000 to May 2010
	May 2000	2,606	165p	Sep 2000 to May 2010
	May 2000	43,291	241p	Sep 2000 to May 2010
	Jul 2000	2,606	165p	Sep 2000 to Jul 2010
	Jul 2000	149,185	241p	Sep 2000 to Jul 2010
	Aug 2000	7,818	241p	Sep 2000 to Aug 2010
	Aug 2000	114,654	318p	Sep 2000 to Aug 2010
Executive Share Option Scheme	Jun 2001	790,000	198p	Jun 2004 to Jun 2011
	Apr 2002	8,279,546	78p	Apr 2005 to Apr 2012
	Apr 2002	99,906	85p	Apr 2005 to Apr 2012
	Apr 2002	205,318	85p	Apr 2005 to Apr 2012
	Sep 2002	516,667	50p	Sep 2005 to Sep 2012

Further details together with the performance targets for the above schemes are set out on pages 21 to 22.

The options marked * are super options, which are defined on page 22.

Exercise prices have been rounded to the nearest penny. In the case of the demerger scheme, the date of grant shown is that of the original option replaced under the demerger scheme.

Changes in the number of Ordinary shares issuable under executive share schemes are as follows:

	Executive schemes ordinary shares 2002	Executive schemes ordinary shares 2001
Balance at beginning of the year	**23,209,282**	33,997,735
Options exercised	**(2,248,559)**	(5,062,842)
Options granted	**10,254,416**	1,005,506
Options lapsed	**(5,168,097)**	(6,731,117)
At end of the year	**26,047,042**	23,209,282

30 Post-retirement benefits

The Group operates a number of pension schemes throughout the world. The majority of the schemes are externally funded and the assets are held in separately administered trusts or are insured. None of the externally funded schemes holds investments in, or has made loans to, the Company or any of its subsidiary undertakings. The major schemes, which cover the majority of scheme members, are defined contribution schemes.

Cordiant participates in the Cordiant Group Pension Scheme, which is a multi-employer defined benefit scheme. Cordiant (together with Bates UK and related employers) is financially responsible for approximately 80% of the Scheme. This has been used as the basis of preparing the FRS 17 disclosures below. Insured pensioners and AVC benefits that are matched by insurance policies have been excluded from both the assets and the liabilities and this is consistent with the prior year treatment.

The Cordiant Group Pension Scheme section was last valued by an independent qualified actuary at 31 March 2002. The financial position of the section has been projected forward based on changes in membership and investment values. The Projected Unit method was used for this valuation.

Contributions to the section during the period were £0.4 million. The funding level (ratio of assets to liabilities) was 60% as at 31 December 2002. The deficit will be principally borne by the Group over the remaining service lives of the existing employees.

The Group also operates funded and unfunded deferred compensation plans. Under the unfunded deferred compensation plan the accumulated liability at 31 December 2002 was £2.7 million (2001: £3.0 million) which is included in provisions for pensions and similar employment obligations (see note 23).

Under the funded deferred compensation plans the fair value of the assets and liabilities are reflected in these financial statements. The obligation at 31 December 2002 was £10.3 million (2001: £11.4 million) and is included in provision for pensions and similar employment obligations (see note 23). The corresponding assets are included in prepayments due after one year (see note 18). Administration expenses are charged as they are managed.

The pension expense for the year was as follows:

	2002 £m	2001 £m
Defined benefit schemes	**0.4**	0.9
Defined contribution schemes	**9.6**	10.0
Total	**10.0**	10.9

The additional disclosures required by FRS 17 for the defined benefit schemes are based on the Cordiant Fund section of the Cordiant Group Pension Scheme and are set out below:

(per annum)	At 31 December 2002	At 31 December 2001
The assumptions made were:		
Discount rate	**5.6%**	6.0%
Price inflation	**2.4%**	2.5%
Rate of increase in salaries	**3.9%**	4.0%
Rate of increase in pensions in payment*	**–**	–

* The rate of increase in pensions in payment is in line with the scheme rules. The statutory increase is 2.4% on pensions accrued after 5 April 1997. There is no allowance for discretionary increases as there is no custom of awarding such increases.

The assumptions used by the actuary are the best estimates chosen from a range of actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

30 Post-retirement benefits (continued)

The fair value of the Scheme's assets, which are not intended to be realised in the short term and may be subject to significant charge before they are realised, and the present value of the Scheme's liabilities, which are derived from cash flow projections over long periods and thus are inherently uncertain, were:

	Long-term rate of return expected as at 31 December 2002	2002 £m	Long-term rate of return expected as at 31 December 2001	2001 £m
Equities	7.1%	5.7	7.5%	6.9
Corporate Bonds	5.6%	1.5	6.0%	1.4
Gilts and cash	4.6%	1.3	5.0%	1.1
Total market value of assets		8.5		9.4
Present value of scheme liabilities		(14.2)		(13.3)
Deficit in the scheme and net pension liability		(5.7)		(3.9)

It is not expected that a deferred tax asset on the deficit will be recoverable.

The amount of this net pension liability would have a consequential effect on reserves if FRS 17 was fully adopted.

Movement in deficit during the year	2002 £m
Deficit in scheme at beginning of year	(3.9)
Current service cost	(0.1)
Contributions paid	0.4
Past service cost	–
Other finance cost	(0.1)
Actuarial loss	(2.0)
Deficit in the scheme at the end of the year	(5.7)

If FRS 17 had been fully adopted in these financial statements the pension costs for defined benefit schemes would have been:

Analysis of other pensions costs charged in arriving at operating loss	2002 £m
Current service cost	0.1
Past service cost	–
Previously unrecognised surplus deducted from past service cost	–
Gains/ losses on settlements or curtailments	–
Previously unrecognised surplus deducted from the settlement or curtailment losses	–
	0.1

The projected unit method has been used for calculating the disclosure in accordance with FRS 17. As the defined benefit scheme is closed, under the projected unit method the current service costs will increase as the members of the scheme approach retirement.

Analysis of amounts included in other finance costs	2002 £m
Expected return on pension scheme assets	0.7
interest on pension scheme liabilities	(0.8)
	(0.1)

30 Post-retirement benefits (continued)

Analysis of amount recognised in Statement of Total Recognised Gains and Losses	2002 %	2002 £m
Actual return less expected return on scheme assets		(1.9)
Percentage of scheme assets	(22.0)	
Experience gains and losses arising on scheme liabilities		0.6
Percentage of the present value of scheme liabilities	4.0	
Changes in assumptions underlying the present value of scheme liabilities		(0.7)
Percentage of the present value of scheme liabilities	(5.0)	
Actuarial loss recognised in statement of total recognised gains and losses		(2.0)
Percentage of the present value of scheme liabilities	(14.0)	

Additional US information for investors

The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A summary of material adjustments to profit and shareholders' funds, which would be required if US GAAP had been applied instead of UK GAAP, is set out below.

(a) Goodwill and US purchase accounting
Under US GAAP, goodwill (which excludes contingent capital payments) and identifiable intangible assets acquired are capitalised and amortised against income. Until 31 December 2000, goodwill on acquisitions made in the year ending 31 December 2000 was amortised over 20 years and goodwill on acquisitions made prior to 1 January 2000 was amortised over 40 years. In the year ended 31 December 2001 the goodwill arising from all acquisitions made up to 30 June 2001 was amortised over its useful economic life up to a 20 year period, from date of acquisition. SFAS 142 "Goodwill and Intangible Assets" has replaced APB 17 "Intangible Assets" and was adopted by the Group in 2001. In accordance with transitional arrangements, goodwill acquired after 30 June 2001 has not been subject to amortisation. For periods after 31 December 2001, goodwill shall not be amortised but shall be tested for impairment at a reporting unit level. The estimated amortisation charge on subsidiary goodwill saved in 2003 under SFAS 142 is £29.8 million. Goodwill shall be tested for impairment on an annual basis and such impairment tests may be performed any time during the fiscal year provided the test is performed at the same time every year although impairment tests may be required more frequently if circumstances require. Different reporting units may be tested for impairment at different times. Cordiant has chosen to undertake impairment reviews at 31 December on an annual basis. The total carrying value of goodwill held by the Group under US GAAP (including goodwill on Joint Venture and Associates) amounted to £317.4 million (2001: £514.6 million).

Under UK GAAP, purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments), when FRS 10 was adopted, was written off to reserves in the year of acquisition. Purchased goodwill arising from acquisitions on or after 1 January 1998 has been capitalised as an intangible fixed asset and amortised over its useful economic life. Difficult trading conditions were experienced industry wide in 2001 and the declining revenues and forecasts reported by the subsidiary management in 2001 triggered a Group-wide impairment review for the goodwill in 2001. The Group has continued to monitor the goodwill values in the light of the poor growth prospects in the industry and in accordance with FRS 11, and at 31 December 2002, a Group wide impairment review of capitalised goodwill was performed. In conducting the impairment review, Cordiant compared the net present value of the investments to their carrying value by discounting the estimated future net cash flows of the business. The discount rates were between 11.6% and 16% and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the different levels of geographical and business risks within the Group. In the years to 31 December 2000 Cordiant believed that the intangible net assets of the Group had an indefinite economic life due to the durability of the Group's brand names, their ability to sustain long-term profitability and the Group's commitment to develop and enhance their value. However, the change in the economic climate led Cordiant to take a more cautious approach to accounting for goodwill by moving to amortisation. This is also in line with best practice within the industry. As a result, from 1 January 2001, goodwill arising from acquisitions on and after 1 January 1998 is amortised on a straight-line basis over its useful life up to a 20 year period, from date of acquisition. The useful economic life of goodwill arising from acquisitions has been assessed taking into account various factors, including among other things, dependence on key management and clients, competitive factors that the business faces, durability of the business, existence of contracts binding management and earn-out prices.

Under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves for acquisitions prior to 1 January 1998. Under US GAAP, the gain or loss on disposal is calculated after taking account of any related unamortised goodwill and intangible assets. For acquisitions on or after 1 January 1998 the profit or loss on disposal under both US and UK GAAP is calculated after taking account of unamortised goodwill and intangible assets. Under UK and US GAAP no separate intangible assets have been identified.

Under UK GAAP purchase consideration issued in the form of shares or options is valued based on the market price of the share at the date of transfer of control. Under US GAAP the consideration is valued based on the market price of the share for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

(b) Scholz & Friends AG and Zenith Optimedia Group transactions
On 1 October 2001, a series of transactions, including the transfer of Scholz & Friends Group GmbH to Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment AG ("UVE"), were executed. Scholz & Friends AG was then listed on the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26.0% of Cordiant's holding in Scholz & Friends Group GmbH and 11.0% of Cordiant's holding in Scholz & Friends Berlin GmbH in exchange for 74.0% of UVE.

On 1 October 2001, Zenith Media and certain Optimedia businesses merged to form Zenith Optimedia Group Limited. The effect of this transaction was to dispose of half of Cordiant's 50.0% interest in Zenith Media in exchange for 25.0% of the Optimedia business.

Under UK GAAP, both of these transactions were accounted for in accordance with UITF 31 "Exchanges of Businesses or Other Non-monetary Assets for an Interest in a Subsidiary, Joint venture or Associate". UITF 31 requires that to the extent that Cordiant retains an interest in Zenith and Scholz & Friends after the transactions, even if those interests are now held through a new subsidiary and joint venture respectively, those interests should be included at their pre-transaction carrying amounts. The assets acquired through the interests in the new subsidiary and joint venture have been accounted for at fair value and the goodwill arising recorded. This treatment has given rise to unrealised gains in the Consolidated Statement of Total Recognised Gains and Losses.

Under US GAAP, these transactions were accounted for in accordance with APB 29 "Accounting for Non-monetary Transactions" as interpreted by EITF 01-2 "Interpretation of APB Opinion 29" as the exchange of productive assets not held for sale in the ordinary course of business for equivalent interests in the same or similar productive assets. APB 29 requires that the cost of the net assets or liabilities acquired be based on the recorded amount of the net assets or liabilities relinquished. This treatment does not, therefore, give rise to gains on these two transactions. Differences also arise because the amount of unamortised goodwill associated with the interests disposed of differed between UK GAAP and US GAAP.

(c) Deferred taxation

The Group adopted FRS 19 ("Deferred Tax") for UK GAAP purposes during the year ended 31 December 2001 and consequently deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognised if their realisation is considered to be more likely than not. An adjustment has been recorded in 2001 and 2000 to reflect the recognition of such deferred tax assets.

US GAAP requires full provision of deferred taxation liabilities and requires deferred tax assets to be recognised and reduced by a valuation allowance to an amount considered to be more likely than not to be realised.

(d) Employee share schemes

Under US GAAP the Company has adopted SFAS No.123, "Accounting for Stock-Based Compensation", which permits entities to recognise as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No.123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for share option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No.123 had been applied. The Directors have elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No.123. Under SFAS No.123 the calculation of the option value is made using an acceptable pricing model to include certain expected parameters.

In accordance with APB Opinion No.25 compensation expense is recorded over the vesting period for the excess of the market price of underlying shares over the exercise price. Such compensation expense is measured at the date both (1) the number of shares that an employee is entitled to receive and (2) the exercise price are known. For the year ended 31 December 2002 there is a charge to the profit and loss account under US GAAP.

If the compensation cost of the options had been determined for 2002 and 2001 based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Group's US GAAP net profit and earnings per share would have been adjusted to the revised amounts indicated below. The revised amounts were determined based on employee share scheme awards in 1995 to 2002. *Compensation cost is recognised over the vesting period of the option (i.e. between 3.5 and 6.5 years). The revised amounts for* compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No. 123, the weighted average fair value of each option grant is estimated to be 42.4p and 162.5p for options granted during the year ended 31 December 2002 and year ended 31 December 2001, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002 and 2001 respectively: dividend yield of nil and nil per cent, expected volatility of 61% and 57%, risk-free interest rate of 4.9% and 4.8% and expected lives of between 3.5 and 7.0 years.

Net loss under US GAAP	2002 £m	2001 £m
Reported	**(207.1)**	(260.0)
Revised	**(208.7)**	(283.5)
Loss per Ordinary share (in pence)		
Basic	**(51.1)p**	(66.8)p
Diluted	**(51.1)p**	(66.8)p
Basic – revised	**(51.5)p**	(72.8)p
Diluted – revised	**(51.5)p**	(72.8)p

(e) Long-term property provisions

Under UK GAAP the Group's property provisions have been discounted using a risk free rate to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income) where the space is vacant or currently not planned to be used for ongoing operations. The periodic unwinding of the discount is treated as an imputed interest charge.

Under US GAAP, provisions are made on a gross basis for properties which are vacant and surplus to requirements after allowing for estimated sub-rental income.

Sub-rental income is calculated based on the market estimate of rental income per square foot, expected vacant periods, estimated associated costs, such as marketing and legal costs, and known break clauses and rent review dates.

(f) Research and development costs

Under UK GAAP research and development costs may be capitalised, and amortised over their estimated useful lives. Under US GAAP research and development costs are written off as incurred.

Under UK GAAP research and development costs are now fully written-off and the write-off previously included as a charge against income to arrive at US GAAP figures has been reversed in the reconciliation to avoid double counting the expense.

(g) Cash flows

The Consolidated Cash Flow Statement is prepared in accordance with FRS1 (revised) 'Cash Flow Statements' "FRS 1". Its objectives and principles are similar to those set out in SFAS No. 95. The principal difference between the standards relates to classification. Under FRS1, the Group presents its cash flows for: (a) operating activities; (b) dividends from associated undertakings; (c) dividends from joint ventures; (d) returns on investments and servicing of finance; (e) taxation; (f) capital expenditure and financial investment; (g) acquisitions and disposals; (h) equity dividend paid; and (i) financing. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows from exceptional non-operating items, dividends from associated undertakings, returns on investments and servicing of finance, and taxation shown under FRS1 would be included as operating activities under SFAS No. 95. The payment of dividends would be included as a financing activity under SFAS No. 95. Changes in bank overdrafts are included within cash equivalents under FRS1 and would be considered a financing activity under SFAS No. 95. If bank overdrafts had been shown as a Financing activity in the Consolidated Cash Flow Statement, Net cash inflow from Financing (including foreign exchange) would have decreased by £2.4 million in the year ended 31 December 2002 (31 December 2001: £1.4 million increase). Under UK GAAP, short-term investments include short-term money market deposits of £0.4 million in 2002 and £0.6 million in 2001, that would be classified as cash equivalents under US GAAP.

(h) Derivative Instruments and Hedging Activities

The Group adopted SFAS No.133 at 1 January 2001. In accordance with SFAS No. 133, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for movements in the fair value of derivatives depends upon whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If certain conditions are met, the Company may elect to designate a derivative instrument as a hedge of exposures. If the hedged exposure is a fair value exposure, movements in fair value are recognised in earnings with the changes in fair value of the hedged item attributable to the hedged risk. If the hedged exposure is a cash flow exposure, the effective portion of the movement in fair value of the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings at the time of forecasted transaction impacts earnings. Amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of movements in fair value of the derivative instrument are reported in earnings in the current period. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If a derivative instrument is not designated as a hedge, movements in the fair value of the derivative instrument are recognised in earnings.

The Group has identified the following types of derivative instruments which were recorded on the balance sheet under US GAAP at 31 December 2002.

> Interest rate swap agreements used to manage the Group's exposures to interest rate movements;

> Short-term forward foreign exchange contracts used to hedge foreign currency exposures arising from specific transactions such as temporary loans to or from subsidiary companies which are recognised on the balance sheet as assets or liabilities and re-measured at the spot rate at the year end.

The Group's derivative instruments do not meet the criteria of a hedging relationship stipulated in SFAS No. 133. For US GAAP purposes all derivative contracts are recognised at fair value in the balance sheet. The changes in the fair value of these derivative contracts have been recorded in earnings.

The net fair value of these derivative instruments recorded as assets/(liabilities) on 31 December may be analysed as follows:

	2002 £m	2001 £m
Fair value of interest rate swaps recorded as assets	**3.8**	0.1
Fair value of foreign exchange derivatives recorded as assets	**0.4**	1.0
Fair value of foreign exchange derivatives recorded as liabilities	**(0.3)**	(0.7)
Net fair value	**3.9**	0.4

The impact of the recognition of foreign exchange derivative instruments as assets/(liabilities) at fair value on earnings resulted in a gain of approximately £0.1 million (2001: £0.3 million). The gain of £0.3 million on recognition of foreign exchange derivative instruments at fair value at 31 December 2001 has been recognised as income in the UK GAAP accounts in the year ended 31 December 2002. The net effect of the changes in the fair values of the foreign exchange and swap derivatives on earnings under US GAAP is a gain of £3.6m (2001: £0.3m).

If SFAS No. 133 had been adopted in the year ended 31 December 2000, the effect would have been a reduction in earnings of £0.3 million and consequently a gain of £0.6 million in the year ended 31 December 2001.

(i) Pensions

Under current UK GAAP (SSAP 24), pension costs comprise the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

FRS 17 "Retirement Benefits", which replaces the current UK accounting standard for pensions, was introduced during the year ended 31 December 2001. The transitional disclosures required by the standard are applied, resulting only in extra disclosures in the notes to the balance sheet prepared under UK GAAP.

Under US GAAP, SFAS No. 87 "Employers' Accounting for Pensions" requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period. The actual method and assumptions used in determining the pension expense can be significantly different from that computed under current UK GAAP. US GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.

Under SFAS 87, the Net Periodic Pension Cost (NPPC) for 2002 was as follows:

	2002 £m	2001 £m
Service cost (net of member contributions)	**0.2**	0.2
Interest cost	**0.8**	0.7
Expected return on assets	**(0.8)**	(0.7)
Net periodic pension cost	**0.2**	0.2

The actual assumptions used were:

	2002	2001
Discount rate	**5.6%**	6.0%
Return on investments	**6.5%**	7.0%
Salary inflation	**3.9%**	4.0%
Pension increases in payment	**2.4%**	2.5%
Price inflation	**2.4%**	2.5%

The disclosures required under SFAS 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits" are as follows:

	£m
Projected benefit obligation at 31 December 2001	13.3
Service cost	0.1
Member contributions	0.1
Interest cost	0.8
Benefits paid	(0.2)
Actuarial loss/ (gain)	0.1
Projected benefit obligation at 31 December 2002	**14.2**

	£m
Fair value of assets at 31 December 2001	9.5
Actual return on plan assets	(1.2)
Company contribution	0.3
Member contributions	0.1
Benefits paid	(0.2)
Fair value of assets at 31 December 2002	**8.5**

	£m
Funded status of the plan at 31 December 2002	(5.7)
Unrecognised net loss	4.3
Accrued pension cost	**(1.4)**

(j) Investment in own shares
Under UK GAAP, investments in own shares are capitalised and held on the balance sheet as fixed or current assets.

Under US GAAP, such shares are netted off against equity.

Under UK GAAP an amount was provided against the investment in own shares during the year. No such provision was required under US GAAP.

Additional US information for investors

(k) Exceptional items
Under UK GAAP, exceptional items are defined in FRS 3 "Reporting Financial Performance" as material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Under US GAAP, exceptional items are considered both unusual in nature and infrequent in occurrence. In practice, exceptional items are rarely presented under US GAAP.

Under UK GAAP, FRS 12 "Provisions, contingent liabilities and contingent assets" allows provision to be made for moving and reorganisation costs to be incurred in a restructuring plan initiated before the year end.

Under US GAAP, EITF 94-3 " Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" requires that provision for exit costs can only be made when they do not benefit future activities of the Group. As a result £1.0 million of costs relating to moving and reorganisation provisions recognised under UK GAAP have been deferred to future years. Under US GAAP these costs had not been incurred at 31 December 2002.

Under UK GAAP, if a decision is taken that an asset is to be scrapped, an impairment charge can be recognised immediately.

Under US GAAP, FAS 144 "Accounting for the Impairment or disposal of Long Lived Assets" requires that when a company has a specific plan for disposition by abandonment of an asset and the time period for abandonment is less than the useful life, the depreciation amounts should be adjusted to reflect the shorter useful life of the asset. As a result £1.5 million of the asset write-downs recognised under UK GAAP have been reversed under US GAAP and deferred to 2003 as the relevant assets are still in use in 2003.

(l) Operating lease
Under UK GAAP, UITF 28 " Operating Lease Incentives" inflationary increases in property leases are not required to be smoothed over the life of the lease.

Under US GAAP, FASB Technical Bulletin No. 85-3 states that a straight-line method over the life of the lease should be used to account for such scheduled rent increases.

An adjustment has been made to charge the income account under US GAAP in the year ended 31 December 2002 with £1.5 million relating to such inflationary rent increases.

(m) Compensated absences
Under UK GAAP, there is no prescribed requirement to book a liability for future compensated absences.

Under US GAAP, SFAS No. 43 "Accounting for compensated absences" states that vesting and accumulating rights to future compensated absences should be accrued. A liability of £1.2 million has been accrued under US GAAP.

(n) Employer payroll taxes
Under UK GAAP, UITF 25 "National Insurance Contributions on share option gains" requires that a provision is made for National Insurance Contributions at the date of the grant of share options.

Under US GAAP, EITF 00-16 "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation" requires that National Insurance Contributions be charged to the income statement when the option is exercised. An adjustment for £0.5 million has been made to credit the income account under US GAAP.

(o) Statement of comprehensive income
Under UK GAAP, the Company presents a Statement of Total Recognised Gains and Losses, which is equivalent to a Statement of Comprehensive Income under US GAAP.

Effect on net earnings of differences between US and UK GAAP

		2002 US$m**	2002 £m	2001 £m
Loss attributable to Ordinary shareholders in conformity with UK GAAP		(376.0)	(233.6)	(277.6)
US GAAP adjustments:				
Amortisation of goodwill and other intangibles	(a)	49.6	30.8	(3.3)
Impairment of goodwill	(a)	(17.5)	(10.9)	(2.2)
Deferred taxation	(c)	–	–	2.3
Compensation costs	(d)	(0.8)	(0.5)	21.4
Amortisation of discount on property provisions	(e)	0.8	0.5	0.8
Write-off of research and development costs capitalised	(f)	1.3	0.8	–
Fair value of derivative instruments	(h)	5.8	3.6	0.3
Pensions	(i)	0.4	0.3	(1.7)
Investment in own shares	(j)	2.6	1.6	–
Exceptional Items	(k)	4.0	2.5	–
Operating lease	(l)	(2.4)	(1.5)	–
Compensated absences	(m)	(1.9)	(1.2)	–
Employer payroll taxes	(n)	0.8	0.5	–
Net loss attributable to Ordinary shareholders in conformity with US GAAP		(333.3)	(207.1)	(260.0)
Net loss per Ordinary share – basic		(82.2)¢	(51.1)p	(66.8)p
Average number of Ordinary shares (in millions)		405.5	405.5	389.2
Net loss per Ordinary share – diluted*		(82.2)¢	(51.1)p	(66.8)p
Average number of Ordinary shares – diluted (in millions)*		405.5	405.5	389.2

* As there is a basic loss per share, options and contingent consideration have no dilutive effect in year ended 31 December 2002 and in the year ended 31 December 2001.

** These figures have been translated for the convenience of the reader at the New York Noon Buying Rate on 31 December 2002 (£1: $1.6095).

The adjustments above are not considered to affect the tax charge and as such the adjustments have all been taken before tax.

Additional US information for investors

Cumulative effect on shareholders' funds of differences between US and UK GAAP

		2002 US$m**	2002 £m	2001 £m
Equity shareholder's funds in conformity with UK GAAP		111.9	69.5	306.8
US GAAP adjustments:				
Goodwill and US purchase accounting in respect of acquisitions	(a)	99.0	61.5	40.9
Scholz & Friends AG and Zenith Optimedia Group transactions	(b)	(71.5)	(44.4)	(44.4)
Discount on property provisions	(e)	(6.3)	(3.9)	(4.4)
Write-off of research and development costs capitalised	(f)	–	–	(0.8)
Fair Value of derivative instruments	(h)	6.4	4.0	0.4
Pensions	(i)	(8.2)	(5.1)	(3.3)
Investment in own shares	(j)	(1.3)	(0.8)	(2.4)
Exceptional items	(k)	4.0	2.5	–
Operating lease	(l)	(2.4)	(1.5)	–
Compensated absences	(m)	(1.9)	(1.2)	–
Employer payroll taxes	(n)	0.8	0.5	–
Equity shareholders' funds in conformity with US GAAP		130.5	81.1	292.8

** These figures have been translated for the convenience of the reader at the New York Noon Buying Rate on 31 December 2002 (£1: $1.6095).

New and prospective accounting changes

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that an obligation that is unavoidable as a result of either the acquisition or the normal operation of a long-lived asset be recognised as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognise changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation an entity capitalise that cost by recognising an increase in the carrying amount of the related long-lived asset. The Group is required to adopt the provisions of SFAS No. 143 effective 1 January, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30. "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Group adopted the provisions of SFAS No. 144 on 1 January, 2002; as a result £1.5 million of asset write-downs related to long-lived assets still in use in 2003 have been deferred to 2003.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning 1 January, 2003, except for the provisions relating to the amendment of SFAS No. 13, which have been adopted for transactions occurring subsequent to 15 May, 2002. The adoption of SFAS No. 145 has not had a material impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS No 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for costs associated with an exit or disposal activity is recognised when the liability is incurred. The Group is required to adopt the provision of SFAS No. 146 for exit or disposal activities initiated after 31 December 2002. The Group is reviewing the impact of SFAS No. 146.

In December 2002, the FASB issued SFAS No. 148 "Accounting for share-based compensation – transition and disclosures". It amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure provision of SFAS 123. The Group is reviewing the impact of SFAS No.148.

In November 2002, the FASB issued Interpretation no 45 "FIN 45: Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others". It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability for the fair value of the obligations assumed under guarantees issued. The disclosure requirements are effective for periods ending after 15 December 2002 and the measurement requirements are effective for guarantees from 1 January 2003. FIN 45 has not had an impact on these consolidated financial statements.

In January 2003, the FASB issued Interpretation No 46 "FIN 46: Consolidation of variable interest entities". It addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. Variable interest entities are entities for which control is achieved through means other than through voting rights. The interpretation is effective for interests in entities acquired after 31 January 2003, and applies in the first fiscal year beginning after 15 June 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before 1 February 2003. The Group is currently reviewing the impact of FIN 46 on the consolidated statements.

The EITF clarified the provisions of Issue No 00-21 "Revenue Arrangement with Multiple Deliverables". This Issue discusses the accounting for arrangements with customers that involve the delivery or performance of multiple products, services and/or rights to use assets, where performance by the vendor may occur at different points in time or over different periods of time. The guidance in Issue 00-21 is effective for revenue arrangements entered into in reporting periods beginning after 15 June 2003.

The EITF clarified the provisions of Issue No 02-16 "Accounting by a customer (including a reseller for Certain Consideration Received from a vendor". The consensus is that cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendor's products or services, and should be recognised as a reduction of cost of sales in the customer's income statement, unless the consideration is a cost reimbursed or a payment for assets or services delivered to the vendor. The EITF concluded that the consensus should be applied to arrangements entered into after 31 December 2002.

Shareholder and corporate information

Financial calendar
The interim statement for the half year ending 30 June is normally issued in August.

The preliminary results announcement for the year ending 31 December is normally issued in March.

Annual Reports are normally posted to shareholders in April/May. The issue of the 2002 Annual Report was, however, delayed whilst the review of the Company's strategic options was completed.

The Annual General Meeting is normally held in London in June/July.

Listings
The Company's Ordinary shares are quoted on The London Stock Exchange. The ADSs are quoted on the New York Stock Exchange.

Geographical analysis of Ordinary shareholders
As at 9 April 2003, it was estimated that the Ordinary shares were beneficially held in the following geographic areas:

North America	26.87%
UK	69.61%
Rest of Europe	2.24%
Asia	0.16%
Unknown	1.11%

Shareholder enquiries
For general share enquiries, change of address or lost certificates, please contact the Registrars at the applicable address:

Ordinary shares:
Computershare Services PLC
Registrars' Department
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom
Tel: 44 (0) 870 702 0000

American Depositary Shares (ADSs):
Bank of New York
Shareholder Department
Box 11258
Church St Station
New York
NY 10286
Tel: 800 524 4458
(US residents)
Tel: (1) 212 815 5800

Cordiant Communications Group plc
1-5 Midford Place
London W1T 5BH
United Kingdom
Tel: 44 (0) 20 7262 4343
www.cordiantww.com

Officer
Denise Williams, Company Secretary

Investor relations contact
Nathan Runnicles

Auditors
KPMG Audit Plc

Lawyers
Macfarlanes (London)
White & Case LLP (New York)

Stockbroker
UBS Warburg

Public relations advisers
College Hill Associates

Forward looking and cautionary statements:
This Annual Report and Accounts contains certain "forward looking statements" and information that are based on the current expectations, estimates and projections of Cordiant's management and information currently available to Cordiant. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements typically contain words such as "intends', "expects", "projects", "anticipates", "estimates", "will" and words of similar import and, include statements relating to Cordiant's revenues, profitability, debt restructuring, asset disposals and cost reduction programme. Cordiant's actual performance could differ materially from that anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, Cordiant;s exposure to changes in the exchange rates of major currencies against the pound sterling, the general level of advertising expenditures in Cordiant's markets, the overall level of economic activity in Cordiant's major markets, Cordiant's ability to restructure its existing indebtedness, employee costs, future interest rates, changes in tax rates and other factors discussed from time to time in Cordiant's public filings with the U.S. Securities and Exchange Commission, including Cordiant's Annual Report on Form 20-F. Many of the factors named above are macroeconomic in nature and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual performance may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward-looking statements contained in this document.

Printed in England by
Royle Corporate Print.


Cordiant
Communications Group plc
1-5 Midford Place
London W1T 5BH
United Kingdom
Phone +44 (0)20 7262 4343
Fax +44 (0)20 7706 3270
www.cordiantww.com